UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2014

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑         No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑         No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑        No:  ☒

Enclosures:

Unaudited condensed financial statements as of September 30, 2014 and 2013 and for each of the three- and nine- month periods ended September 30, 2014 and 2013, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter and nine months ended 30 September 2014

❖	Record safety measures across all metrics; Industry-leading 2nd consecutive fatality-free quarter
❖	Production at 1.128Moz; Up 8% year-on-year and 3% on prior quarter
❖	Prioritising self-help measures to deleverage balance sheet

			Quarter		Nine months
		ended Sep 2014	ended Jun 2014	ended Sep 2013	ended Sep 2014	ended Sep 2013
		US dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,128	1,098	1,043	3,280	2,876
Sold	- oz (000)	1,101	1,088	1,062	3,286	2,902
Price received [1]	- $/oz	1,281	1,289	1,327	1,287	1,455
All-in sustaining costs [2]	- $/oz	1,036	1,060	1,155	1,030	1,239
All-in costs [2]	- $/oz	1,144	1,192	1,408	1,150	1,562
Total cash costs [3]	- $/oz	820	836	809	810	865

Financial review
Gold income	- $m	1,295	1,321	1,374	3,940	4,079
Cost of sales	- $m	(1,052)	(1,064)	(1,064)	(3,130)	(3,104)
Total cash costs [3]	- $m	864	874	815	2,516	2,436
Production costs[4]	- $m	877	894	865	2,578	2,518
Gross profit	- $m	273	252	276	820	1,041
Profit (loss) attributable to equity shareholders	- $m	41	(80)	1	-	(1,925)
	- cents/share	10	(20)	0	0	(496)
Headline earnings (loss) [5]	- $m	44	(89)	(18)	(7)	354
	- cents/share	11	(22)	(5)	(2)	91
Net cash flow from operating activities	- $m	320	336	319	1,007	815
Capital expenditure	- $m	261	311	448	846	1,516

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	Rounding of figures may result in computational discrepancies.
	4.	Refer to note 3 of notes for the quarter and nine months ended 30 September 2014
	5.	Refer to note 9 of notes for the quarter and nine months ended 30 September 2014

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental heallth and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual rreport on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Quarter 3 2014

1

Operations at a glance

for the quarter ended 30 September 2014

	Production			All-in sustaining costs[1]			Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	314	(5)	(2)	1,115	(2)	5	902	6	5
Vaal River Operations	107	(12)	(11)	1,153	(5)	11	940	8	7
Great Noligwa	17	-	(23)	1,343	(11)	11	1,276	(2)	20
Kopanang	38	(14)	(5)	1,211	(5)	2	993	3	(3)
Moab Khotsong	52	(13)	(12)	1,047	(3)	19	792	18	12
West Wits Operations	153	3	6	1,007	(11)	-	825	1	4
Mponeng	92	5	5	898	(17)	(3)	688	(9)	(4)
TauTona	61	-	9	1,170	(3)	3	1,030	15	12
Total Surface Operations	52	(12)	(5)	1,261	27	-	1,048	15	3
Technology	2	100	100	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	813	14	4	973	(13)	(6)	789	-	(4)
CONTINENTAL AFRICA	410	7	4	928	(19)	(7)	799	(1)	(6)
DRC
Kibali - Attr. 45% [5]	65	100	59	580	100	(21)	563	100	(21)
Ghana
Iduapriem	45	(27)	(4)	984	55	(1)	866	49	(5)
Obuasi	78	15	22	1,169	(39)	(18)	966	(11)	(18)
Guinea
Siguiri - Attr. 85%	72	4	(10)	798	(23)	(13)	741	(25)	(5)
Mali
Morila - Attr. 40% [5]	10	(17)	-	1,660	44	42	1,525	101	34
Sadiola - Attr. 41% [5]	21	5	(9)	1,062	(47)	(1)	981	(44)	3
Yatela - Attr. 40% [5]	2	(60)	-	1,858	25	(34)	1,672	18	(13)
Namibia
Navachab	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Tanzania
Geita	116	(9)	5	907	(1)	3	715	30	7
Non-controlling interests, exploration and other

AUSTRALASIA	152	145	(2)	980	(38)	(6)	861	(32)	1
Australia
Sunrise Dam	68	10	10	1,116	(9)	(27)	982	(17)	(25)
Tropicana - Attr. 70%	84	100	(10)	800	-	16	721	100	45
Exploration and other

AMERICAS	251	(7)	10	1,035	8	(4)	730	11	(5)
Argentina
Cerro Vanguardia - Attr. 92.50%	62	(2)	-	956	16	2	656	7	(4)
Brazil
AngloGold Ashanti Mineração	101	(2)	15	1,037	4	(1)	699	16	(3)
Serra Grande	32	(9)	7	1,097	12	(9)	803	13	(9)
United States of America
Cripple Creek & Victor	56	(19)	14	1,075	7	(12)	827	11	(8)
Non-controlling interests, exploration and other

OTHER
Sub-total	1,128	8	3	1,036	(10)	(2)	820	1	(2)

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance September 2014 quarter on September 2013 quarter - increase (decrease).

4 Variance September 2014 quarter on June 2014 quarter - increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

2

Financial and Operating Report

OVERVIEW FOR THE QUARTER

AngloGold Ashanti again maintained its strong momentum in achieving its five key business objectives, namely: improving safety and sustainability; enhancing financial flexibility; optimising overhead and operating costs and capital expenditure; improving the quality of its portfolio; and maintaining long-term optionality in the business.

Despite a 3% decline in the average gold price received from a year earlier to $1,281/oz, an improved production performance and lower all-in sustaining costs, helped drive net debt marginally lower to $2,952 million, from $3,008 million a year earlier and $2,994 million the previous quarter. Total borrowings (including a bank overdraft) was $3,693m, from $3,934m a year earlier.

Another strong operating performance across each of the company’s operating regions helped an 8% improvement in output year-on-year to 1.128Moz. This performance came despite the loss of 30,000oz related to the earthquake on 5 August that interrupted the Vaal River Operations in South Africa for several days while the mines were idled to allow aftershocks to subside and repairs to be affected.

All-in sustaining costs (AISC) were $1,036/oz, 10% lower than the same period last year of $1,155/oz. Total cash costs of $820/oz were marginally higher at 1% compared to $809/oz recorded in the same quarter last year, despite ongoing inflationary challenges in several key jurisdictions including South Africa, Continental Africa and South America. Corporate and marketing costs of $24m were 43% lower year-on-year, while exploration and evaluation costs of $37m were 33% lower over that period. The improved performance reflected the benefit of a full quarter with Kibali and Tropicana in the operating line-up, as well as an ongoing focus on overhead- and direct-cost management through the Project 500 programme, continued capital discipline and the benefit of weaker currencies against the US dollar in Brazil, South Africa and Australia.

Cost of sales was $1,052m for the quarter ended 30 September 2014 compared to $1,064m for the corresponding period in 2013. Included in cost of sales is amortisation of tangible and intangible assets and movements in gold inventory, which decreased in total from $198m in the quarter ended 30 September 2013 to $176m in the same period of 2014. Amortisation increased by $32m representing higher ounces produced and the revision of useful lives in 2014.

Net profit (loss) attributable to equity shareholders for the third quarter of 2014 was a profit of $41m, compared to a loss of $80m for the previous quarter and a profit of $1m for the third quarter of 2013 (which was impacted by asset impairments and stockpile write-downs). The current quarter was impacted by an upward fair value adjustment of $20m on the $1.25bn bonds, compared to a loss of $31m in the previous quarter, and profit from associates and joint ventures of $19m mainly relating to Kibali, compared to a loss from associates and joint ventures of $85m relating to Kibali and Rand Refinery in the previous quarter.

These strong fundamental improvements once again helped offset the lower gold price, helping to maintain cash flow from operating activities compared to the same period last year. Adjusted Earnings Before Interest Depreciation and Amortisation (adjusted EBITDA) increased to $400m from $327m in the third quarter of 2013. The key ratio of net debt to adjusted EBITDA improved to 1.64 times for the twelve month period ended 30 September 2014, from 2.02 times for the twelve month period ended 30 September 2013, and 1.73 times for the twelve month period ending 30 June 2014.

Once again, this significant improvement in operating performance was made alongside another record safety performance. AngloGold Ashanti recorded its second fatality-free quarter in succession, the first time in the company’s history that this has been achieved. In addition, all other safety metrics reached their best levels ever, an achievement all the more noteworthy given the potential dangers posed by the earthquake. In the event, all 3,300 employees working underground at the time were safely lifted to surface, with only a handful of minor injuries reported.

3

    Summary table comparing 2014 performance to date with the same periods last year:

	Q3 2014	Q3 2013	Improved Q14 vs Q13	YTD Sep 2014	YTD Sep 2013	Improved YTD vs YTD
Gold price received ($/oz)	1,281	1,327	(3%)	1,287	1,455	(12%)
Gold Production (koz)	1,128	1,043	8%	3,280	2,876	14%
Total cash costs ($/oz)	820	809	1%	810	865	(6%)
Cost of sales ($m)	1,052	1,064	1%	3,130	3,104	1%
Corporate and marketing costs* ($m)	24	42	(43%)	68	165	(59%)
Exploration and evaluation costs ($m)	37	55	(33%)	99	214	(54%)
Capital expenditure ($m)	261	448	(42%)	846	1,516	(44%)
All-in sustaining costs**($/oz)	1,036	1,155	(10%)	1,030	1,239	(17%)
All-in costs**($/oz)	1,144	1,408	(19%)	1,150	1,562	(26%)
Profit (loss) attr.- equity shareholders ($m)	41	1	4,000%	-	(1,925)	100%
Cash inflow from operating activities ($m)	320	319	0%	1,007	815	24%
Adjusted EBITDA ($m)	400	327	22%	1,258	1,123	12%

  * including administration and other expenses.

  ** World Gold Council Standard, excludes stockpiles written off.

CORPORATE UPDATE

“Our operations are firing on all cylinders,” Chief Executive Officer Srinivasan Venkatakrishnan, said. “We’ve prioritised and have started working on a range of self-help measures to generate cash from within current operating base to further deleverage the balance sheet over the medium term. We will also consider the sale or partnership of an operating asset, if required.”

On 10 September 2014, AngloGold Ashanti announced, for consultation with its shareholders, a proposed corporate restructuring and capital raising. The restructuring proposed creating a London-listed entity to house the company’s international assets with the South African assets remaining at AngloGold Ashanti, thus creating two simpler and more focused entities. The proposed capital raising would have reduced debt levels in order to leave the South African entity debt free (with the exception of existing guarantees by Anglogold Ashanti of debt that would have remained outstanding) and leave the international entity with sustainable debt levels that could be supported by its own cash flows.

This proposal was withdrawn on 15 September, after engagement with holders of the majority of the shares in the company. While there was broad support for the strategic logic of the restructuring, a number of shareholders expressed concerns about certain aspects of the proposed transactions, in particular the quantum of the equity capital raising needed to enable the restructuring to be implemented in accordance with regulatory and other requirements.

The withdrawal of the restructuring proposal means there is no need for the quantum of deleveraging, required to facilitate the separation of the company. Furthermore, maturities of AngloGold Ashanti’s major debt facilities are long-dated, with revolving credit facilities – most of which are currently undrawn -- maturing only in 2019, and the first bond maturities a year later, in 2020. Net debt to adjusted EBITDA at current levels of about 1.6 times is well within covenant limits of 3.5 times. In addition, the continued restructuring of the company’s cost base and improvements in the quality of the portfolio, have helped the company deliver modest free cash generation in each of the last three quarters, despite the lower gold price. Liquidity is currently adequate with cash available, access to commercial paper markets and the undrawn portions of the company’s bank facilities ($1bn in US dollar RCF and roughly A$151m undrawn in our Australian dollar RCF).

While pro-actively reducing current debt levels and improving overall balance sheet flexibility remain important objectives for management in the medium term, AngloGold Ashanti has intensified its focus on prioritising value creation opportunities deliverable from within its current structure. The company plans to continue to aggressively identify and implement further operational efficiencies, reduce overhead cost structures and pursue other initiatives to improve underlying business performance.

The company also intends to explore other opportunities to strengthen its balance sheet including portfolio simplification, sale or the entry into partnerships with respect to its Colombian portfolio and Obuasi mine in Ghana and, could potentially consider the sale or joint venture of other operating assets for fair value. AngloGold Ashanti’s medium-term aspirational target would be to prioritise the use of proceeds from such actions to reduce debt by about $1bn over the medium-term in order to lower its leverage ratio to less than 1.5 times net debt to adjusted EBITDA.

4

SAFETY

For the first time ever, AngloGold Ashanti reported two consecutive quarters without a single workplace fatality. This is a significant achievement for a South African deep-level mining major, and shows what is possible when total commitment by a group of people comes together with the correct culture, procedures and support. AngloGold Ashanti’s overall workplace safety continues to show strong improvement across several metrics, with the broadest measure of progress – all injury frequency rates and lost-time injury frequency rates – remaining at record low levels. Seven of our operating and major exploration sites have now passed nine months without a single lost time injury, while continued improvements at several other operations have allowed new safety benchmarks to be set.

Ongoing process, management and behavioural improvements have helped more than halve the number of safety incidents since 2007. While we are immensely proud of this achievement, which is the result of hard work over several years, we fully realise that there is no room for complacency while injuries occur on mine sites. We recognise, however, that to the end of September 2014 our record of no fatalities related to so-called ‘fall-of-ground’ incidents continued for more than a year as at the quarter end. In addition, nine of our operating entities ended the quarter with no lost time injuries and six have that record intact for the first nine months of the year. We continue to look for new ways to keep safety at the forefront of everything we do and continue to focus on managing our major hazards, and understanding what we call ‘high potential incidents,’ which may have resulted in death or serious injury.

FINANCIAL AND CORPORATE REVIEW

Cash inflow from operating activities of $320m for the three months to 30 September 2014 was similar to the $319m of the same quarter in 2013, despite the lower gold price received.

Operational performance for the third quarter was strong. Production was 1.128Moz at an average total cash cost of $820/oz, compared to 1.043Moz at $809/oz a year earlier and 1.098Moz at $836/oz the previous quarter. This included a 30,000oz loss of production at our Vaal River Operations due to the earthquake. Costs overall benefited from higher output, weaker currencies and continued benefits from a range of cost saving initiatives.

Production from the South African operations fell by 5% to 314,000oz in the third quarter of 2014, compared to 329,000oz in the same period of 2013, due to the impact of the earthquake. During the third quarter of 2014 production from the International Operations increased 14% to 813,000oz from 714,000oz in the third quarter of 2013, despite no contribution from Navachab following its sale in June 2014, and the continued wind-down of production from Obuasi. Within the international portfolio, Continental Africa was 7% higher at 410,000oz for the third quarter of 2014, compared to 383,000oz in the third quarter of 2013. Year-on-year, Australia more than doubled from 62,000oz to 152,000oz following the addition of Tropicana, while the Americas dropped marginally to 251,000oz from 270,000oz , due mainly to declines in production from the Cripple Creek & Victor mine.

All-in sustaining costs (AISC), excluding stockpile write offs, were $1,036/oz, a 10% improvement year-on-year, and 2% lower than the previous quarter due to lower total cash costs and an increase in gold sold. The year-on-year decline in AISC was due to the higher ounces sold, lower corporate and exploration costs as well as lower sustaining capital expenditure. Total cash costs for the third quarter of 2014 increased $11/oz compared to the same period in the previous year, from $809/oz to $820/oz. The higher total cash costs, given the two new mines – Kibali and Tropicana -- include fuel and power costs and service costs, partly offset by significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. Total capital expenditure during the third quarter was $261m (including equity accounted joint ventures), compared with $448m in the third quarter of 2013 and $311m the previous quarter.

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso. During the third quarter of 2014 compared to the same period in 2013 the South African Rand and the Argentina Peso depreciated by 8% and 49%, respectively. Both the Australian dollar and the Brazilian real marginally strengthened by 1% over the same periods.

Gold income decreased by $79m from $1,374m in the quarter ended 30 September 2013 to $1,295m in the corresponding period of 2014, representing a 6% decrease year-on-year. The decrease was mainly due to a 3%, or $46/oz, decrease in the gold price received from $1,327/oz for the quarter ended 30 September 2013 to $1,281/oz for the corresponding period in 2014. The decrease was partially offset by a 4%, or 39,000oz, increase in gold sold from 1,062,000oz for the quarter ended 30 September 2013 to 1,101,000oz for the same period in 2014.

Production costs increased from $865m in the quarter ended 30 September 2013 to $877m in the quarter ended 30 September 2014, which represents a $12m, or 1% increase, mainly due to “full time” production at Kibali and Tropicana. The higher operational costs, given the two new operations, include fuel and power costs and service costs, partly offset by a reduction in labour costs, contractor costs and consumable stores as well as the weakening of some local currencies against the US dollar.

Fuel and Power costs increased from $173m in the quarter ended 30 September 2013 to $176m in the quarter ended 30 September 2014, which represents a $3m, or 2%, increase. The power cost increase was due to electricity tariff and annual inflationary increases, in addition to the costs incurred by the two new mines.

Labour costs declined by 8% from $313m in the quarter ended 30 September 2013 to $289m in the corresponding period of 2014. This was mainly due to rationalisation and restructuring across the group. Contractor costs declined 9% from $144m in the quarter ended 30 September 2013 to $131m in the quarter ended 30 September 2014. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

5

At the end of the third quarter of 2014, net debt was $2,952m compared to $3,008m a year earlier, and $2,994m in the second quarter, resulting in an improvement in net debt to adjusted EBITDA ratio to 1.64 times, compared with 1.73 times in the previous quarter and 2.02 times a year ago. As at 30 September 2014, total borrowings (including a bank overdraft) amounted to $3,693m and cash and cash equivalents amounted to $557m compared to $3,934m and $786m, respectively, a year earlier.

OPERATIONAL HIGHLIGHTS

The South African operations produced 314,000oz at a total cash cost of $902/oz during the third quarter of 2014 compared to 329,000oz at total cash cost of $851/oz in the third quarter of 2013. Production was adversely impacted by the 5.3 magnitude earthquake which struck South Africa’s North West province on the 5 August 2014, and the time taken in its aftermath to allow aftershocks to subside and then to effect repairs. Total cash costs increased due to labour inflationary increases and seasonal electricity tariffs that were effective from the second half of the year. However, these costs were partially offset by cost savings from Project 500 initiatives.

At West Wits, production was 153,000oz at total cash cost of $825/oz during the third quarter of 2014 compared to 149,000oz at total cash cost of $814/oz during the third quarter of 2013. The third quarter’s performance reflected an improvement on the back of seismic related activities and safety stoppages. Mponeng delivered a 5% improvement in production compared to the same quarter of 2013 as a result of a slight reduction in stope-widths and an increased overall grade due to lower intake of marginal ore tonnages. Despite annual inflationary increases, total cash costs decreased by 9% year-on-year. Mponeng was the lowest cost producer for the South African region at a total cash cost of $688/oz. The concerted effort at TauTona on value accretive energy initiatives continues to achieve encouraging results. These initiatives include wastage elimination, rescheduling activities such as pumping to take place during non-peak shift hours, continuous monitoring of water arrival and specific attention is given to identifying and repairing air leaks.

Production from the Vaal River operations decreased in the third quarter of 2014 to 107,000oz at total cash cost of $940/oz, compared to 122,000oz at total cash cost of $867/oz in the third quarter of 2013. Great Noligwa and Moab Khotsong were most severely impacted by the earthquake whilst Kopanang was impacted by safety related disruptions. Underground assessments indicated that some of the reef silos had cracked, while other relatively minor damage occurred to surface infrastructure and buildings. Overall, operations were impacted by between five and ten days of no or partial production, depending on the damage at each of the affected sites.

Total Surface Operations production for the third quarter of 2014 was 52,000oz at total cash cost of $1,048/oz, compared to 59,000oz at total cash cost of $915/oz in the third quarter of 2013. Processing of marginal ore dump material at some reclamation sites was discontinued as grades were below cut-off. In mitigating this, an extensive drilling program was started at the reclamation sites to improve knowledge of mineralogy and grade. Current reagent dosage rates and metallurgical parameters are being optimised. Commissioning of the uranium plant at Mine Waste Solutions has commenced and is expected to be completed by year-end.

The Continental Africa region for the third quarter of 2014 produced 410,000oz at total cash cost of $799/oz compared to 382,000oz at total cash cost of $804/oz in the third quarter of 2013; the increase in production was mainly due to the contribution from Kibali.

In Ghana, Iduapriem’s production for the third quarter of 2014, was 45,000oz at total cash costs of $866/oz compared to 62,000oz at total cash cost of $580/oz in third quarter of 2013. Production decreased in line with production plan which is focused on treating lower grade stockpile material. At Obuasi, production for the third quarter of 2014 was 78,000oz at total cash cost of $966/oz, compared to 68,000oz at total cash cost of $1,082/oz in third quarter of 2013. Production increased and total cash costs improved due to an increase in tonnage throughput from both underground and surface sources.

In the Republic of Guinea, Siguiri’s production for the third quarter of 2014 was 72,000oz at total cash cost of $741/oz compared to 69,000oz at total cash costs of $987/oz in third quarter of 2013. Production improved despite depleting higher grade ore sources. Total cash costs decreased as a result of cost management through renegotiation of fuel supply contracts and other efficiency benefits.

In Mali, Morila’s production was down at 10,000oz at total cash costs of $1,525/oz. Costs increased as a result of a non-cash gold-in-process inventory expense as the gold locked up in the plant in the previous period was released. Sadiola’s production was 21,000oz at total cash cost of $981/oz as a result of a decrease in recovered grade due to lower volumes of oxide material accessed from the primary ore sources. Yatela’s production was down to 2,000oz in line with the closure plan. Total cash costs were $1,672/oz.

In Tanzania, Geita’s production for the third quarter of 2014 was 116,000oz at total cash cost of $715/oz compared to 127,000oz at total cash cost of $549/oz in third quarter of 2013. Production was lower as a result of a 19% decrease in recovered grade, partly offset by a 14% increase in tonnage throughput, which also negatively impacted on costs. Production was higher in the third quarter of 2013 due to higher grade ore sourced from the Star & Comet pit which has now been depleted. The increase in total cash costs was in line with the annual operational plan as a result of higher mining costs incurred in the quarter.

In the Democratic Republic of the Congo, production in Kibali was 65,000oz at total cash costs of $563/oz. The 59% increase in production over the previous quarter was due to successful efforts to overcome operational challenges encountered with the commissioning of the Sulphide Circuit, as well as plant availability on the Oxide Circuit. Production was also assisted by a 29% improvement in throughput and increased milled head grade.

The Americas region, for the third quarter of 2014, produced 251,000oz at total cash cost of $730/oz compared to 270,000oz at total cash cost of $656/oz in the third quarter of 2013.

6

In the United States, Cripple Creek & Victor’s production for the third quarter of 2014 was 56,000oz at total cash cost of $827/oz compared to 69,000oz at total cash cost of $744/oz in the third quarter of 2013. Production decreased partially due to a change in the ore stacking plan. A delay in receiving certification for a section of an exposed liner led to the heap leach stacking plan being modified resulting in deferred production as ore was placed deeper in the leach pad in the first half of the year and shallower in the second half. In addition, production was negatively affected by lower ore-grade mined and fewer tonnes crushed due to more clay in the ore, thereby impacting negatively on total cash costs in addition to lower gold placement.

In Argentina, Cerro Vanguardia´s gold production for the third quarter of 2014 was 62,000oz at a total cash cost of $656/oz compared to 63,000oz at total cash cost of $614/oz in the third quarter of 2013. Production was negatively impacted by operational delays in development causing decreased secondary development head grades and sequencing in the mine, thereby resulting in lower grade at the underground mine compensated by higher tonnes treated. Although costs benefited from the weaker exchange rate, this was offset by lower by-product sales and lower deferred stripping adjustment.

In Brazil, production for the third quarter of 2014 was 133,000oz at a total cash cost of $724/oz compared to 138,000oz at a total cash cost of $629/oz in the third quarter of 2013. At AngloGold Ashanti Córrego do Sítio Mineração, production for the third quarter of 2014 was 101,000oz at total cash cost of $699/oz compared to 103,000oz at total cash cost of $602/oz in the third quarter of 2013. Production was impacted by operational delays in high grade areas, changes in mining plan at Cuiabá Complex, and geotechnical challenges at the new oxide pit. Work is underway to improve the mine’s rock mechanics, change the mining method from cut-and-fill to sub-level stoping and increase the contribution of Narrow Vein Ore Bodies (NV) from 15% of the mine’s total, to 40%.

Also at Cuiaba, our exploration programme, the deep-level exploration programme confirmed the down-plunge extension of the ore body as far as Level 24 at the MO mine (the Main Ore Body) and Level 26 at the NV mine, while high-grade quartz veins have been intersected between Level 9 and Level 25. In addition, satellite ore bodies have been intersected close to the existing infrastructure.

At Serra Grande, production for the third quarter of 2014 was 32,000oz at total cash cost of $803/oz, compared to 35,000oz at total cash cost of $709/oz in the third quarter of 2013. Production was down due to lower grades caused by differences in underground mine sequencing, with higher grades anticipated in the latter part of the year. Costs were negatively impacted mainly by lower gold production, local currency appreciation and ore stockpiles.

In Australia production for the third quarter of 2014 was 152,000oz at total cash cost of $861/oz compared to 62,000oz at total cash cost of $1,270/oz in the third quarter of 2013. At Sunrise Dam production for the third quarter of 2014 was 68,000oz at total cash cost of $982/oz compared to 62,000oz at total cash costs of $1,184/oz in third quarter of 2013. The increase in production was attributable to favourable mill throughput with a record 616,000 tonnes of underground ore mined during this quarter whilst the underground mine grade increased to 2.74g/t from the prior year’s quarter’s 2.20g/t. Total cash costs decreased due to the higher production as well as the drawdown of ore stockpiles. The mine successfully completed the transition to underground operations following the closure of the Open Pit.

Tropicana production for the third quarter of 2014 was 84,000oz at total cash cost of $721/oz compared to 93,000oz at total cash cost of $498/oz in the previous quarter. Production decreased quarter-on-quarter as a result of lower mined and milled grades in July and significant downtime in the mill for both planned maintenance and repairs. In addition, structural failure of the CIL Tank 7 (inter-tank screen) support tubes occurred, causing part of the tank wall to buckle. Mill throughput was constrained by reduced availability of process water during the quarter as a result of lower-than-expected production from the bore field. A number of new bores have been drilled and commissioned but approvals are required to enable the development of further bores that will provide redundancy through the hot summer months. Mining was also constrained while remediation of a wall slippage in the upper oxide zone in the Havana Pit was carried out.

TECHNOLOGY AND INNOVATION UPDATE:

During the third quarter of 2014, progress on key technologies that seek to establish the base for a safe, automated mining method intended for selective use at AngloGold Ashanti’s deep-level underground mining operations is as follows:

1.	Reef Boring
•	TauTona mine – Test site:

Eleven holes were drilled during the quarter. Due to the change in reef channel width, the holes were drilled at different diameters ranging from 660mm up to 720mm. Improvement in the drilling theory remains a focus area and different reamer cutter configurations were tested. Due to the reef channel increasing, more holes will be drilled with the 660mm and 720mm reamers and further information obtained will evaluate the extent to which the reamers can be deployed at the prototype sites.

•	TauTona mine – Prototype sites

During the third quarter, the testing of three medium reef (width 40-80cm) Atlantis machines at 97 Level at the TauTona mine commenced. Industrial and mechanical engineering support is being supplied to improve machine performance to design expectations.

•	Great Noligwa mine

Testing started on the new HPE narrow reef (0-40cm) machine and nine holes have been drilled to date. This method of drilling requires a double pass drilling sequence where an initial pilot or direction hole is drilled which is followed by a larger diameter cutter that reams the initial hole to a larger dimension. Drilling of the 115mm pilot holes was successful with regards to drilling rate and direction. Reaming with 250mm and 350mm reamers however remains a challenge as the softer footwall conditions associated with the C-reef ground are causing the cutter head to fall out of the direction hole and into the non-gold bearing material below the reef. Modifications are now being assessed.

7

•	Site Equipping:

Site equipping of the 2014 prototype sites were completed. Work continues to equip future 2015 sites.

•	Machine Manufacturing:

All four medium reef (width 40-80cm) machines and the two small reef (width 0-40cm) machines have been manufactured and delivered to the relevant mines. The last of the medium reef machines (Moab Khotsong) as well as the small reef machines (Kopanang) have been delivered to both mines. Testing on these machines has started.

2.	Ore body Knowledge and Exploration

Trial 5 was completed in the third quarter. Rotary Percussion (RP) drilling was compared to Reverence Circulation (RC) drilling, which was conducted during trials 1 to 4. A total of three holes were drilled with the average rate increasing from a previous 12.7m/hr to a new average of 13.3m/hr, with no improvement in the drilling accuracy. Trial 6 will continue in the last quarter of the year using the RC drilling method. The new compressor will lead to an increase in the operating air pressure which will in turn improve the drilling rate to greater depths. Additionally rod stabilisers will be tested to ensure better accuracy as this remains a critical part of concluding a successful drilling solution.

3.	Ultra High Strength Backfill (UHSB)

Alterations were made to the underground UHSB plant installed at TauTona mine to enhance the efficiency of the system. All available reef bored holes in the prototype testing block and test site have been filled. A software data logging system was installed and commissioned in the prototype testing site as part of the on-going process to install instrumentation. The focus will now be to integrate and process the data from the instrumentation, which is installed in the backfilled holes to monitor the backfill and rock mass response. Installation of an acoustic monitoring system commenced to additionally monitor the rock mass response during drilling and will be tested during the last quarter of the year.

Civil engineering preparation work for the tailings drying plant commenced on surface at TauTona mine. The work is progressing as scheduled and the plant will be commissioned during the last quarter of the year. Surface testing to develop a pumping solution towards a 1,000m horizontal distance target is still in progress and work will continue into the next quarter.

PROJECT UPDATE

The CC&V mine life extension project (MLE2) includes a High Grade Mill and a new Valley Leach Facility and associated gold recovery plant. The High Grade Mill is 87% complete as of the end of the third quarter 2014 and is planned to complete construction and start production in the fourth quarter of 2014. All major mill equipment has been set in place and the remaining work is largely piping and electrical. The new Valley Leach facility and associated gold recovery plant are scheduled to start production in 2016.

In Kibali, the construction of the metallurgical facility was materially completed at the end of the third quarter of 2014 with only punching against agreed lists taking place. In respect of the hydropower projects, three of the four turbines at Nzoro2 are now consistently utilised within the operation’s power grid with hydropower utilisation improving during the quarter, although not yet at optimum levels. Construction of the second station, Ambarau, has commenced and is expected to be completed in 2015. The construction of the paste backfill plant is on schedule for completion and commissioning at the end of the first quarter in 2015. The development of the decline shaft system continued well during the quarter and remains ahead of plan with focus on the ventilation infrastructure and the completion of the main pump station.

The Resettlement Action Plan (RAP) of the Roman Catholic Church has been completed during the third quarter of 2014. A new moratorium was entered into with the Provincial Governor during the quarter, extending the current Exclusion Zone to include the Mofu and Gorumbwa deposits. A limited RAP will occur with affected families around the Mofu pit and is expected to be completed by the fourth quarter of 2014 whilst the Gorumbwa RAP is planned to be completed by the end of 2015.

Capital expenditure for the quarter amounted to $76.2 million and totals $291.1 million for the year to date (at 100%). The capital estimate for phases 1 and 2 of the project remains in line with previous guidance, with phase 1 expected to be completed by the end of the 2014 year.

At Obuasi, the decline project advanced 968m in the third quarter of 2014 with the total project advance of 6,311m. The decline is now at the 18Level, which equates to 1,800’ (or 600m) below surface, with a final project depth of 5,000’ (or 1,500m) below surface. Until August 2014, the decline was being advanced from multiple locations in order to speed up advance. This has worked very effectively and now that these headings have joined, the project has reduced to a single jumbo to focus on the development through to 26Level which will enable decline access to two main production blocks, i.e. Sansu 3 and Block 8Level.

The transition to the Limited Operating state as defined in the APMO (Amendment to the Programme of Mining Operations) continued, with the application submitted to Government in July and the planning is well advanced. Government requested an extension to mid-November to submit their comments. The Workforce strength as at the end of the third quarter 2014 was 2,723 and a phased retrenchment programme is continuing until the APMO approval is received. The Feasibility Study to support a business case for ongoing investment into Obuasi to transform the operation into a more modern, productive and cost effective operation is well advanced and expected to be completed early in 2015.

8

EXPLORATION

Exploration and evaluation costs during the first nine months of 2014 were $99m compared to $214m during the same period in 2013 and $37m for the third quarter of 2014 compared to $55m for the same period in 2013.

GREENFIELDS EXPLORATION

During the third quarter of 2014, focussed Greenfields exploration activities were undertaken in Australia, Colombia and Guinea, while minor work was also completed in Brazil. Greenfields Exploration completed 8,427m of diamond and RC drilling.

In Colombia, exploration success continued at the Nuevo Chaquiro project, a joint venture with B2Gold (AGA 88.5%). During the quarter 5,400m of diamond drilling, in six holes was carried out with two drill rigs. AGA has been successful in further definition of a higher grade zone and is now focussed on its extensions.

In Australia (WA), 15,309m of aircore drilling tested various Greenfields targets at the Tropicana JV (TJV). Aircore drilling at the Madras prospect has returned encouraging results and a ground geophysics survey is planned to better delineate targets ahead of RC/DDH drilling in Q4. In New South Wales, AGA has withdrawn from the Nyngan Earn-in and Joint Venture Project. Also in New South Wales, at the new Mullion Project (AGA 100%), stakeholder engagement has commenced in preparation for conducting on-ground exploration activities.

In Guinea, exploration work continued in Siguri Blocks 2 and 3 (AGA 85%) until 20 July after which work was suspended due to Ebola in the immediate region. On the Kounkoun trend (Block 3) 2,616m of RC drilling was completed to test the continuation of mineralisation between KK1 and KK2. All the assay results (4,443 results from 27 holes) were received and confirmed the continuity of mineralisation between KK1 and KK2. However, the gold grade is lower and the width of mineralisation is narrower away from KK1 and towards KK2. At the Gueleni prospect (Block 2) and at Foulata North (Block 2) all outstanding assay results were received during the quarter with no significant intersections reported.

In Brazil site preparation and logistics continued for diamond drilling during the upcoming quarter at the Pe Quente Project, part of the Graben Joint Venture in Mato Grosso State. This drilling will test three priority targets generated by ground geophysics and supported by structural and geochemical evidence.

BROWNFIELDS EXPLORATION

A total of 102,440m of diamond and RC drilling was completed during the third quarter of 2014.

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong and three at Mponeng (WUDLs). Diamond drilling continued at MZA10 and the hole is currently at 1,950m. This hole is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats. The rehabilitation for UD51 has been completed. UD59 advanced well during the quarter and reached a depth of 3,172m in the Edenville Formation lava’s. Redrill at UD60 has advanced to 1,814m. The diamond rig has been erected at UD58A and the hole is currently being straightened and is at a depth of 876m compared to 291m in the previous quarter. Poor ground conditions are hampering the progress of the hole.

In Tanzania at Geita Gold Mine exploration focused on infill drilling programmes at Geita Hill West (77m RC), Nyankanga Cut 8 (140m) and the Star and Comet Cut2/3 gap (1,168m). Assay results from infill drilling programmes undertaken in the previous quarter were received for Geita Hill West and Geita Hill East. In general, these intersections confirmed ore zones to be as modelled. Initial results were also obtained for the Star and Comet Cut/2/3 gap area.

In September a first pass mapping exercise was conducted around P30 area to improve the understanding of the geology and mineralisation, and assess the target for follow-up work. P30 is located along the supracrustal sequence (including BIF) to the west of Nyankanga/Kalondwa Hill. Grab samples from breccia within the folded BIF/chert ironstones and tuffaceous rocks returned significant values and the area has been subject to ASM activities.

In Guinea, at Siguiri Gold Mine, a total of 40 holes were completed with 3,327m during the third quarter of 2014, comprised of 2,385m RC infill drilling at Sokunu, and 942m AC drilled to sterilise the new return water dam site. No significant intersepts were obtained in the sterilisation drilling. Two RC drilling programmes were carrying out at Sokunu, one (540m) aimed to test below-pit continuation of mineralisation. Most assays have been returned and several holes from the south-western drilling returned positive results. Further drilling is required to complete the programme.

In Ghana, at Obuasi Gold Mine a total of 880m of underground drilling was completed from the above 50 Level 41S-294W site. At Iduapriem, drilling was completed in the areas to the north of Blocks 1 and 2 to test areas identified in recent field investigation and target generation work. The results from these traverses were disappointing with no conglomerates identified nor significant intercepts. A programme of 35 shallow (6m) auger holes were drilled at Block 1 for a preliminary assessment of the grade of the fill material in the pit with no assays returned to date. Block 3W mapping and grab sampling continued and defined a possible extension towards Block 4 for follow-up work. Pitting was completed on the Heap Leach Pad for size fraction analysis.

9 DD and 25 RC holes were completed during the quarter. Drilling results to date show good overall correlation with models. Most of these are from holes below the old pit and up-plunge in the SW border of the old pit.

9

At KCD, four holes were completed on a 3000 Lode target over a 200m down-plunge gap on the NE border of the $1000 pit. This area was identified by geological interpretation of core and both pit and underground mapping as a possible extension of the high-grade 3104 Lode. Results are pending but visual indications of intense alteration and associated sulphide mineralisation generally support the modelled ore zones. A program of 3RC holes were drilled within the $1000 pit shell for bottle roll testwork at Mofu. Results are pending but the drilling confirmed the geological model. 20RC sterilisation holes were also completed at Mofu over the proposed waste dump area. Results are pending.

Regional work took place at several targets, comprising mapping, soil, pit and trench sampling. Trenching at Memekazi NE supports a model of two zones of mineralisation associated with moderate silica alteration. Significant intersections in trenches at Aindi Watsa indicate continuity of mineralisation over 200m strike, with a higher grade zone over 120m. Mineralisation is associated with a brecciated, locally silica altered, chert horizon with thin intercalated magnetite lenses. At Rhino-Agbarabo, trenching was completed at the Kombokolo SW and Rhino SE target with positive results. An historic Moto geotech hole close to the Kombokolo trench has been logged and sampled.

In the Republic of Mali at Sadiola, RC drilling commenced in August 2014 (2,524 m). This included 1,054m on oxide targets at FE4 South East and Voyager East, which returned disappointing results. The remaining 1,470m was drilled as part of initial testing for sulphide potential below the FE4 and FE3 pits, both of these programmes provided positive results and will be followed up. Further drilling (1,358m) was completed on the marginal stockpile SP12 to reduce risk.

More fieldwork was conducted by the Centre for Exploration Targeting (CET), aimed at defining the structural framework for mineralisation in FE3, FE4 and Tambali Pits. This work was then used in structural modelling and development of revised and extended upside models to evaluate the potential for sulphide ore in these pits. Scoping studies are currently underway and will define potentially economic targets for further exploration.

In Colombia, drilling, Mineral Resource modelling, and infrastructure studies continued to support the Pre-Feasibility Study at the Gramalote Joint Venture. 2,295m were completed during the quarter. Site investigation, hydrology and geotechnical drilling programmes continued.

At Sunrise Dam in Australia, all work was focussed on Mineral Resource definition (infill) and extension for the underground mine. Diamond drilling targeted Vogue, GQ/MWS down-dip, Sunrise Shear Zone (SSZ) and Cosmo East domains. RC drilling was done in the Vogue/Dolly/Dolly Corridor/Southern Midway Shear (MWS) domains with numerous significant intercepts reported from both diamond and RC drilling. At Tropicana the planned 3D seismic survey to image the mineralised zone down dip of TGM was completed and data delivery is scheduled for the fourth quarter of the year. During the third quarter of 2014 follow-up AC along with a limited RC/diamond drilling campaign at the Tumbleweed prospect, 15km north of Tropicana Gold Mine was completed. AC drilling was also completed at the Maple Leaf prospect. A diamond hole was drilled to test down-dip extents of mineralisation at Voodoo Child.

10

Independent auditor’s review report on the Condensed Consolidated Financial Information for the quarter and nine months ended 30 September 2014 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 12 to 40, which comprise the accompanying condensed consolidated statement of financial position as at 30 September 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and nine months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and nine months ended 30 September 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

30 October 2014

11

 Group income statement

		Quarter ended September 2014	Quarter ended June 2014	Quarter ended September 2013	Nine months ended September 2014	Nine months ended September 2013
US Dollar million	Notes	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

Revenue	2	1,337	1,358	1,415	4,054	4,234

Gold income	2	1,295	1,321	1,374	3,940	4,079

Cost of sales	3	(1,052)	(1,064)	(1,064)	(3,130)	(3,104)

Gain (loss) on non-hedge derivatives and other commodity contracts		30	(5)	(34)	10	66

Gross profit		273	252	276	820	1,041

Corporate administration, marketing and other expenses		(24)	(20)	(42)	(68)	(165)

Exploration and evaluation costs		(37)	(33)	(55)	(99)	(214)

Other operating expenses	4	(9)	(7)	(7)	(21)	(18)

Special items	5	(54)	(17)	(92)	(78)	(3,319)

Operating profit (loss)		149	175	80	554	(2,675)

Dividends received	2	-	-	-	-	5

Interest received	2	6	6	8	17	24

Exchange gain (loss)		4	(8)	10	(11)	11

Finance costs and unwinding of obligations	6	(69)	(71)	(89)	(211)	(222)

Fair value adjustment on $1.25bn bonds		20	(31)	(46)	(80)	(46)

Fair value adjustment on option component of convertible bonds		-	-	-	-	9

Fair value adjustment on mandatory convertible bonds		-	-	44	-	356

Share of associates and joint ventures’ profit (loss)	7	19	(85)	25	(47)	(166)

Profit (loss) before taxation		129	(14)	32	222	(2,704)

Taxation	8	(85)	(60)	(38)	(206)	759

Profit (loss) for the period		44	(74)	(6)	16	(1,945)

Allocated as follows:

Equity shareholders		41	(80)	1	-	(1,925)

Non-controlling interests		3	6	(7)	16	(20)

		44	(74)	(6)	16	(1,945)

Basic earnings (loss) per ordinary share (cents) (1)		10	(20)	0	-	(496)

Diluted earnings (loss) per ordinary share (cents) (2)		10	(20)	(9)	-	(556)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and nine months ended 30 September 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter and nine months ended 30 September 2014 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

12

 Group statement of comprehensive income

	Quarter	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended	ended
	September	June	September	September	September
	2014	2014	2013	2014	2013
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

Profit (loss) for the period	44	(74)	(6)	16	(1,945)

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(118)	(8)	(8)	(134)	(348)

Share of associates and joint ventures’ other comprehensive income	(1)	-	-	-	-

Net (loss) gain on available-for-sale financial assets	(10)	-	3	(1)	(23)

Release on impairment of available-for-sale financial assets	-	1	4	1	29

Release on disposal of available-for-sale financial assets	-	-	(1)	-	(1)

Deferred taxation thereon	4	-	-	-	2

	(6)	1	6	-	7

Items that will not be reclassified subsequently to profit or loss:

Actuarial (gain) loss recognised	(7)	6	(13)	9	17

Deferred taxation thereon	2	(2)	3	(2)	(5)

	(5)	4	(10)	7	12

Other comprehensive loss for the period, net of tax	(130)	(3)	(12)	(127)	(329)

Total comprehensive loss for the period, net of tax	(86)	(77)	(18)	(111)	(2,274)

Allocated as follows:
Equity shareholders	(89)	(83)	(11)	(127)	(2,254)
Non-controlling interests	3	6	(7)	16	(20)
	(86)	(77)	(18)	(111)	(2,274)

Rounding of figures may result in computational discrepancies.

13

 Group statement of financial position

		As at	As at	As at	As at
		September	June	December	September
		2014	2014	2013	2013
US Dollar million	Notes	Reviewed	Reviewed	Audited	Reviewed

ASSETS

Non-current assets
Tangible assets		4,839	4,955	4,815	4,800
Intangible assets		247	270	267	288
Investments in associates and joint ventures		1,373	1,348	1,327	1,233
Other investments		127	144	131	134
Inventories		606	602	586	602
Trade and other receivables		30	23	29	29
Deferred taxation		160	187	177	541
Cash restricted for use		38	36	31	30
Other non-current assets		47	56	41	7

		7,467	7,621	7,404	7,664

Current assets
Other investments		-	-	1	-
Inventories		959	1,002	1,053	1,064
Trade and other receivables		312	356	369	425
Cash restricted for use		15	18	46	36
Cash and cash equivalents		557	604	648	786

		1,843	1,980	2,117	2,311
Non-current assets held for sale	14	-	-	153	150

		1,843	1,980	2,270	2,461

TOTAL ASSETS		9,310	9,601	9,674	10,125

EQUITY AND LIABILITIES

Share capital and premium	11	7,036	7,032	7,006	6,988
Accumulated losses and other reserves		(4,051)	(3,969)	(3,927)	(3,555)

Shareholders’ equity		2,985	3,063	3,079	3,433
Non-controlling interests		25	38	28	(22)

Total equity		3,010	3,101	3,107	3,411

Non-current liabilities
Borrowings		3,521	3,619	3,633	3,583
Environmental rehabilitation and other provisions		1,022	1,060	963	1,057
Provision for pension and post-retirement benefits		142	150	152	179
Trade, other payables and deferred income		13	14	4	2
Deferred taxation		597	607	579	593

		5,295	5,450	5,331	5,414

Current liabilities
Borrowings		159	187	258	326
Trade, other payables and deferred income		751	777	820	835
Bank overdraft		13	4	20	25
Taxation		82	82	81	54

		1,005	1,050	1,179	1,240
Non-current liabilities held for sale	14	-	-	57	60

		1,005	1,050	1,236	1,300

Total liabilities		6,300	6,500	6,567	6,714

TOTAL EQUITY AND LIABILITIES		9,310	9,601	9,674	10,125

Rounding of figures may result in computational discrepancies.

14

Group statement of cash flows

	Quarter ended September 2014	Quarter ended June 2014	Quarter ended September 2013	Nine months ended September 2014	Nine months ended September 2013
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

Cash flows from operating activities
Receipts from customers	1,358	1,386	1,396	4,033	4,231
Payments to suppliers and employees	(997)	(1,016)	(1,048)	(2,919)	(3,279)

Cash generated from operations	361	370	348	1,114	952
Dividends received from joint ventures	-	-	10	-	18
Taxation refund	-	-	-	38	1
Taxation paid	(41)	(34)	(39)	(145)	(156)

Net cash inflow from operating activities	320	336	319	1,007	815

Cash flows from investing activities
Capital expenditure	(222)	(257)	(327)	(699)	(1,129)
Interest capitalised and paid	-	-	2	(1)	(5)
Expenditure on intangible assets	-	(3)	(18)	(3)	(50)
Proceeds from disposal of tangible assets	4	26	1	31	7
Other investments acquired	(14)	(22)	(17)	(62)	(73)
Proceeds from disposal of other investments	15	20	16	59	65
Investments in associates and joint ventures	(10)	(11)	(120)	(62)	(394)
Proceeds from disposal of associates and joint ventures	-	-	-	-	6
Loans advanced to associates and joint ventures	-	(2)	(3)	(6)	(26)
Loans repaid by associates and joint ventures	4	-	31	4	33
Dividends received	-	-	-	-	5
Proceeds from disposal of subsidiary	-	105	-	105	2
Cash in subsidiary disposed and transfers to held for sale	-	3	(5)	2	(6)
(Increase) decrease in cash restricted for use	(1)	(3)	(2)	22	(7)
Interest received	4	7	4	16	13

Net cash outflow from investing activities	(220)	(137)	(438)	(594)	(1,559)

Cash flows from financing activities
Proceeds from borrowings	338	76	1,640	428	2,106
Repayment of borrowings	(386)	(132)	(1,058)	(688)	(1,226)
Finance costs paid	(83)	(43)	(58)	(207)	(158)
Revolving credit facility and bond transaction costs	(9)	-	(29)	(9)	(34)
Dividends paid	(6)	(3)	3	(9)	(50)

Net cash (outflow) inflow from financing activities	(146)	(102)	498	(485)	638

Net (decrease) increase in cash and cash equivalents	(46)	97	379	(72)	(106)
Translation	(10)	-	(1)	(12)	(25)
Cash and cash equivalents at beginning of period	600	503	383	628	892

Cash and cash equivalents at end of period (1)	544	600	761	544	761

Cash generated from operations
Profit (loss) before taxation	129	(14)	32	222	(2,704)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(29)	6	34	(8)	(66)
Amortisation of tangible assets	182	179	153	536	572
Finance costs and unwinding of obligations	69	71	89	211	222
Environmental, rehabilitation and other expenditure	(6)	6	(8)	8	(30)
Special items	14	(9)	76	10	3,311
Amortisation of intangible assets	9	9	6	27	15
Fair value adjustment on $1.25bn bonds	(20)	31	46	80	46
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	(44)	-	(356)
Interest received	(6)	(6)	(8)	(17)	(24)
Share of associates and joint ventures’ (profit) loss	(19)	85	(25)	47	166
Other non-cash movements	19	27	8	60	19
Movements in working capital	19	(15)	(11)	(62)	(210)

	361	370	348	1,114	952

Movements in working capital
Decrease (increase) in inventories	33	8	(18)	32	(116)
Decrease in trade and other receivables	33	20	31	17	49
Decrease in trade, other payables and deferred income	(47)	(43)	(24)	(111)	(143)

	19	(15)	(11)	(62)	(210)

(1)

 The cash and cash equivalents balance at 30 September 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $13m  (30 June 2014 : $4m; 30 September 2013: $25m).

Rounding of figures may result in computational discrepancies.

15

 Group statement of changes in equity

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	Accumu- lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

Balance at 31 December 2012	6,742	177	(806)	(2)	13	(89)	(562)	5,473	21	5,494

Loss for the period			(1,925)					(1,925)	(20)	(1,945)

Other comprehensive income (loss)					7	12	(348)	(329)		(329)

Total comprehensive (loss) income	-	-	(1,925)	-	7	12	(348)	(2,254)	(20)	(2,274)

Shares issued	246							246		246

Share-based payment for share awards net of exercised		8						8		8

Dividends paid			(40)					(40)		(40)

Dividends of subsidiaries								-	(23)	(23)

Translation		(21)	8	1	(2)	14		-		-

Balance at 30 September 2013	6,988	164	(2,763)	(1)	18	(63)	(910)	3,433	(22)	3,411

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Profit for the period								-	16	16

Other comprehensive income (loss)						7	(134)	(127)		(127)

Total comprehensive income (loss)	-	-	-	-	-	7	(134)	(127)	16	(111)

Shares issued	30							30		30

Share-based payment for share awards net of exercised		3						3		3

Dividends of subsidiaries								-	(19)	(19)

Translation		(5)	5		(1)	1		-	-	-

Balance at 30 September 2014	7,036	134	(3,056)	(1)	17	(17)	(1,128)	2,985	25	3,010

Rounding of figures may result in computational discrepancies.

16

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Nine months ended
	Sep	Jun	Sep	Sep	Sep
	2014	2014	2013	2014	2013

	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

	US Dollar million

Gold income
South Africa	410	390	452	1,172	1,382
Continental Africa	500	535	530	1,567	1,542
Australasia	197	189	83	602	249
Americas	311	305	359	926	1,091

	1,419	1,419	1,424	4,267	4,264
Equity-accounted investments included above	(123)	(99)	(50)	(327)	(185)

	1,295	1,321	1,374	3,940	4,079

Gross profit (loss)
South Africa	76	52	42	172	376
Continental Africa	116	113	130	348	359
Australasia	24	22	(11)	105	(38)
Americas	76	68	114	236	391
Corporate and other	-	(4)	(2)	(4)	(7)

	292	252	273	856	1,081
Equity-accounted investments included above	(19)	-	3	(36)	(40)

	273	252	276	820	1,041

Capital expenditure
South Africa	66	68	116	185	340
Continental Africa	86	121	198	335	627
Australasia	13	24	49	63	250
Americas	93	98	83	260	294
Corporate and other	2	-	2	2	6

	261	311	448	846	1,516
Equity-accounted investments included above	(38)	(52)	(103)	(143)	(318)

	222	260	345	703	1,198

		Quarter ended		Nine months ended
	Sep	Jun	Sep	Sep	Sep
	2014	2014	2013	2014	2013

	oz (000)

Gold production
South Africa	314	319	329	923	964
Continental Africa	410	395	382	1,178	1,000
Australasia	152	155	62	462	173
Americas	251	229	270	716	739

	1,128	1,098	1,043	3,280	2,876

		As at	As at	As at	As at
		Sep	Jun	Dec	Sep
		2014	2014	2013	2013

		Reviewed	Reviewed	Audited	Reviewed

			US Dollar million

Total assets (1)
South Africa		2,166	2,303	2,325	2,441
Continental Africa		3,297	3,311	3,391	3,568
Australasia		978	1,073	1,108	1,168
Americas		2,371	2,340	2,203	2,232
Corporate and other		497	573	647	716

		9,310	9,601	9,674	10,125

(1)

During the 2013 year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m). Impairments in the current period amounted to $1m.

Rounding of figures may result in computational discrepancies.

17

Notes

for the quarter and nine months ended 30 September 2014

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2014.

2.	Revenue

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Gold income	1,295	1,321	1,374	3,940	4,079
By-products (note 3)	34	30	32	94	109
Dividends received	-	-	-	-	5
Royalties received (note 5)	1	1	1	3	17
Interest received	6	6	8	17	24
	1,337	1,358	1,415	4,054	4,234
3. Cost of sales
	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Cash operating costs	857	861	805	2,481	2,416
By-products revenue (note 2)	(34)	(30)	(32)	(94)	(109)
	823	831	773	2,387	2,307
Royalties	32	34	30	103	97
Other cash costs	9	9	12	26	32
Total cash costs	864	874	815	2,516	2,436
Retrenchment costs	5	3	44	14	53
Rehabilitation and other non-cash costs	8	17	6	48	29
Production costs	877	894	865	2,578	2,518
Amortisation of tangible assets	182	179	153	536	572
Amortisation of intangible assets	9	9	6	27	15
Total production costs	1,068	1,082	1,025	3,141	3,106
Inventory change	(15)	(18)	39	(12)	(1)
	1,052	1,064	1,064	3,130	3,104
4. Other operating expenses
	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Pension and medical defined benefit provisions	2	2	5	5	16
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	3	4	2	11	2
Miscellaneous	4	1	-	5	-
	9	7	7	21	18

Rounding of figures may result in computational discrepancies.

18

5.	Special items

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	1	-	8	1	2,992
Impairment of other investments (note 9)	-	1	4	1	29
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	(2)	(25)	1	(25)	(2)
Royalties received (note 2)	(1)	(1)	(1)	(3)	(17)
Indirect tax expenses and legal claims	3	12	5	15	36
Inventory write-off due to fire at Geita	-	-	-	-	14
Legal fees and other costs related to contract termination and settlement costs	7	3	-	16	1
Settlement costs of a legal claim at First Uranium	-	-	-	-	2
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	1	-	-	1	178
Corporate retrenchment costs	3	-	16	3	20
Retrenchment and related costs	34	25	-	59	-
Write-off of a loan	-	-	-	-	7
Costs on early settlement of convertible bonds	-	-	39	-	39
Transaction costs on the $1.25bn bond and standby facility	-	-	20	-	20
Loss on sale of Navachab (note 14)	-	2	-	2	-
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	8	-	-	8	-
	54	17	92	78	3,319

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter and nine months ended 30 September 2014, no significant asset impairments or reversal of impairments were recognised.

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

—

During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.

—

The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

—

In addition, net impairments of $162m were recognised on the entity’s investments in equity-accounted associates and joint ventures considering quoted share prices, their respective financial positions and anticipated declines in operating results of these entities. Impairments to net realisable value of $178m were raised at 30 June 2013 and impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments.

6.	Finance costs and unwinding of obligations

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Finance costs	62	64	76	190	179
Unwinding of obligations, accretion of convertible bonds and other discounts	7	7	13	21	43
	69	71	89	211	222
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Revenue	130	121	62	368	217
Operating costs, special items and other expenses	(107)	(197)	(68)	(403)	(203)
Net interest received	2	1	1	5	3
Profit (loss) before taxation	25	(75)	(5)	(30)	17
Taxation	(6)	(4)	(2)	(11)	(20)
Profit (loss) after taxation	19	(79)	(7)	(41)	(3)
Net impairment of investments in associates and joint ventures (note 9)	-	(6)	31	(6)	(162)
	19	(85)	25	(47)	(166)

Rounding of figures may result in computational discrepancies.

19

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$106m). The facility allows for amounts to be advanced to Rand Refinery to compensate third parties in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties.

The facility, if drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.

Due to the uncertainty around Rand Refinery’s possible gold shortfall position and the time it is taking to resolve the matter, Rand Refinery has been unable to complete its annual financial statements for the year ended 30 September 2013. As a result, AngloGold Ashanti adjusted its share of equity profits accounted for as part of its investment in Rand Refinery, and which is based on the unaudited management accounts of Rand Refinery, with an estimate of its share of the probable losses at Rand Refinery of $51m related to the gold shortfall position during quarter 2.

8.	Taxation

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
South African taxation
Mining tax	7	10	(4)	31	6
Non-mining tax	(7)	1	-	(10)	1
Prior year under (over) provision	-	7	-	6	(1)
Deferred taxation
Temporary differences	(1)	2	8	(19)	(52)
Unrealised non-hedge derivatives and other commodity contracts	8	(2)	(9)	2	18
	7	18	(5)	10	(28)

Foreign taxation
Normal taxation	46	37	25	128	64
Prior year over provision	(5)	(9)	(9)	(16)	(8)
Deferred taxation(1)
Temporary differences	37	14	27	84	(787)
	78	42	43	196	(731)

	85	60	38	206	(759)

(1)	Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-down of inventories of $68m.

9.	Headline earnings (loss)

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	41	(80)	1	-	(1,925)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	1	-	8	1	2,992
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	(2)	(25)	1	(25)	(2)
Loss on sale of Navachab (note 14)	-	2	-	2	-
Impairment of other investments (note 5)	-	1	4	1	29
Net impairment of investments in associates and joint ventures (note 7)	-	6	(31)	6	162
Taxation - current portion	-	7	-	7	1
Taxation - deferred portion	4	-	(1)	1	(903)
	44	(89)	(18)	(7)	354

Headline earnings (loss) per ordinary share (cents) (1)	11	(22)	(5)	(2)	91
Diluted headline earnings (loss) per ordinary share (cents) (2)	11	(22)	(13)	(2)	6

(1)	Calculated on the basic weighted average number of ordinary shares.
(2)	Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

20

10.	Number of shares

	Quarter ended			Nine months ended
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	403,552,085	403,364,237	402,271,116	403,552,085	402,271,116
E ordinary shares in issue	685,668	690,984	1,579,674	685,668	1,579,674
Total ordinary shares:	404,237,753	404,055,221	403,850,790	404,237,753	403,850,790
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	403,466,038	403,259,109	386,931,984	403,180,957	384,706,398
E ordinary shares	696,371	699,769	1,590,750	695,017	1,598,625
Fully vested options	2,047,889	2,030,986	1,599,773	2,531,078	1,970,906
Weighted average number of shares	406,210,298	405,989,864	390,122,507	406,407,051	388,275,928
Dilutive potential of share options	2,215,555	-	-	-	-
Dilutive potential of convertible bonds	-	-	15,747,913	-	17,339,706
Diluted number of ordinary shares	408,425,853	405,989,864	405,870,420	406,407,051	405,615,634

11.	Share capital and premium

		As at
	Sep 2014	Jun 2014	Dec 2013	Sep 2013
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar Million
Balance at beginning of period	7,074	7,074	6,821	6,821
Ordinary shares issued	25	21	259	246
E ordinary shares issued and cancelled	-	-	(6)	-
Sub-total	7,099	7,095	7,074	7,067
Redeemable preference shares held within the group	(53)	(53)	(53)	(53)
Ordinary shares held within the group	-	-	(6)	(10)
E ordinary shares held within the group	(10)	(10)	(9)	(16)
Balance at end of period	7,036	7,032	7,006	6,988
12. Exchange rates
	Sep 2014	Jun 2014	Dec 2013	Sep 2013
	Unaudited	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	10.70	10.67	9.62	9.45
ZAR/USD average for the quarter	10.76	10.51	10.12	9.96
ZAR/USD closing	11.28	10.63	10.45	10.02

AUD/USD average for the year to date	1.09	1.09	1.03	1.02
AUD/USD average for the quarter	1.08	1.07	1.08	1.09
AUD/USD closing	1.14	1.06	1.12	1.07

BRL/USD average for the year to date	2.29	2.30	2.16	2.12
BRL/USD average for the quarter	2.27	2.23	2.27	2.29
BRL/USD closing	2.45	2.20	2.34	2.23

ARS/USD average for the year to date	7.99	7.83	5.48	5.28
ARS/USD average for the quarter	8.30	8.05	6.07	5.58
ARS/USD closing	8.43	8.13	6.52	5.79

Rounding of figures may result in computational discrepancies.

21

13.	Capital commitments

	Sep 2014	Jun 2014	Dec 2013	Sep 2013
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	290	325	437	640

(1)	Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14.	Non-current assets and liabilities held for sale

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.

15.	Financial risk management activities

Borrowings

The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

		As at
	Sep 2014	Jun 2014	Dec 2013	Sep 2013
	Reviewed	Reviewed	Audited	Reviewed
Carrying amount	3,680	3,806	3,891	3,909
Fair value	3,684	3,822	3,704	3,690

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Sep 2014				Jun 2014				Dec 2013				Sep 2013
Assets measured at fair value
Available-for-sale financial assets
Equity securities	48	-	-	48	60	-	-	60	47	-	-	47	45	2	-	47
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,410	-	-	1,410	1,457	-	-	1,457	1,353	-	-	1,353	1,315	-	-	1,315

Rounding of figures may result in computational discrepancies.

22

16.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 September 2014 and 31 December 2013 are detailed below:

Contingencies and guarantees
	September 2014	December 2013
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Withholding taxes – Ghana (3)	30	28
Litigation – Ghana (4) (5) (6)	97	97
ODMWA litigation (7)	197	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (8)	36	38
VAT disputes – Mineração Serra Grande S.A.(9)	16	16
Tax dispute - AngloGold Ashanti Colombia S.A.(10)	187	188
Tax dispute - Cerro Vanguardia S.A.(11)	52	63
Sales tax on gold deliveries – Mineração Serra Grande S.A. (12)	-	101
Contingent assets
Indemnity – Kinross Gold Corporation (13)	(10)	(60)
Royalty – Tau Lekoa Gold Mine (14)	-	-
Royalty – Navachab (15)	-	-
Financial Guarantees
Oro Group (Pty) Limited (16)	9	10
	614	481

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Withholding taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various withholding taxes amounting to $30m (2013: $28m). Management is of the opinion that the withholding taxes were not properly assessed and the company has lodged an objection.

(4)

Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 5 May 2014, the court dismissed AGAG’s application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. On 20 May 2014, AGAG filed a Notice of Appeal at the Court of Appeal. AGAG further filed a Stay of Proceedings Pending Appeal at the High Court. On 11 June 2014, the High Court granted AGAG’s application for Stay of Proceedings pending appeal. On 2 October 2014, AGAG was served with the Civil Form 6 indicating that the records have been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case.

(5)

Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

23

(6)

Litigation – Frank Adjei Danso & 4 others (executive members of the PTP (AGA) Smoke Effect Association (PASEA)), sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. On 24 June 2014, AGAG was served with an application for a default judgement. On 2 July 2014, AGAG filed an affidavit in opposition on the basis that the plaintiffs had failed to amend and file their statement of claim. Plaintiffs admitted their error in filing the default judgement, but the Court granted Plaintiffs’ request for leave to amend the writ of summons and statement of claim. AGAG has yet to be served with the amended writ and statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7)

Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). On 30 May 2014 AngloGold Ashanti submitted its answering affidavit. The plaintiffs filed their affidavits in reply on 15 September 2014.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 30 September 2014 closing rate. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, AngloGold Ashanti filed its pleas in this matter.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 30 September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $102 million as at the 30 September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $84 million as at the 30

24

September 2014 closing rate. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $19m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m (2013: $19m). Management is of the opinion that these taxes are not payable.

(9)

VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $16m (2013: $16m).

(10)

Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $32m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $155m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(11)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $37m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defence arguments and evidence which was filed on 8 September 2014. Management is of the opinion that the taxes are not payable.

(12)

Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás within 180 days from the settlement agreement date. Management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement, which occurred on 25 July 2014, was further set off by an indemnity from Kinross of $6m.

(13)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 9 and 12 above. In light of the settlements described in item 12 at 30 September 2014, the company has estimated that the maximum contingent asset is $10m (2013: $60m).

(14)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 482,875oz (2013: 413,246oz) produced have been received to date.

(15)

Royalty – As a result of the sale of Navachab, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(16)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

25

17.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Sep 2014 US Dollar million
Recoverable fuel duties (1)	8
Recoverable value added tax	22
Appeal deposits	4

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

18.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

19.	Announcements

Appointment of new Chief Financial Officer:  On 7 July 2014, AngloGold Ashanti announced the appointment of Christine Ramon as Chief Financial Officer and Executive Director from 1 October 2014, replacing Mr Richard Duffy, who would step down from both the Board and the Executive Committee.

Intended Delisting and Cancellation of Securities from the London Stock Exchange: On 18 August 2014 AngloGold Ashanti announced that its board of directors had resolved to request the cancellation of the listing of the Company’s ordinary shares and depositary interests on the Official List of the UK Listing Authority and the cancellation of the admission to trading of the Securities on the Main Market of the London Stock Exchange plc.

Proposed Corporate Restructure and Capital Raising, and Cautionary announcement: On 10 September AngloGold Ashanti announced that the Company had applied for and received approval from the South African Reserve Bank to restructure its international mining operations under a new UK holding company while the current company would continue to be a South African domiciled company and would house the South African assets. The Company also announced that it will consult with its shareholders regarding plans to raise about US$2.1bn through a rights issue to support the proposed restructuring.

Update on Proposed Restructuring and Withdrawal of Cautionary announcement:  On 15 September 2014, following the aforementioned consultations with shareholders, AngloGold Ashanti announced that the Company would not proceed with the corporate restructuring and capital raising as proposed due to concerns raised by shareholders on certain aspects of the transactions.

Delisting and Cancellation of Securities from the London Stock Exchange:  On 26 September 2014 AngloGold Ashanti announced that listing of the Company’s ordinary shares and depository interests on the Official List of the UK Listing Authority was cancelled with effect from 8.00 am on 22 September 2014. The Securities ceased to be admitted to trading on the Main Market of the London Stock Exchange plc with effect from the same time and date.

20.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 16 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the Company as of 30 September 2014, 30 June 2014, 31 December 2013 and 30 September 2013 and for the three months ended 30 September 2014, 30 June 2014 and 30 September 2013 and for the nine months ended 30 September 2014 and 30 September 2013, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements..

26

Condensed consolidating statements of income for the three months ended 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	399	1	937	-	1,337
Gold income	384	-	911	-	1,295
Cost of sales	(337)	-	(715)	-	(1,052)
Gain on non-hedge derivatives and other commodity contracts	-	-	30	-	30
Gross profit	47	-	226	-	273
Corporate administration, marketing and other income (expenses)	43	(9)	(7)	(51)	(24)
Exploration and evaluation costs	(4)	-	(33)	-	(37)

Other operating expenses	(6)		(3)		(9)
		-		-
Special items	4	(13)	(47)	2	(54)
Operating profit (loss)	84	(22)	136	(49)	149
Interest received	1	1	4	-	6

Exchange loss	-	(1)	5	-	4

Finance costs and unwinding of obligations	(5)	(53)	(11)	-	(69)

Fair value adjustment on $1.25bn bonds	-	20	-	-	20

Share of associates and joint ventures’ profit	-	(2)	19	2	19

Equity (loss) gain in subsidiaries	(38)	54	-	(16)	-

Profit before taxation	42	(3)	153	(63)	129
Taxation	(1)	-	(84)	-	(85)

Profit for the period	41	(3)	69	(63)	44

Allocated as follows:
Equity shareholders	41	(3)	66	(63)	41
Non-controlling interests	-	-	3	-	3

	41	(3)	69	(63)	44

Comprehensive income	(89)	(25)	23	5	(86)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive income attributable to AngloGold Ashanti	(89)	(25)	20	5	(89)

27

Condensed consolidating statements of income for the three months ended 30 June 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	380	1	978	(1)	1,358
Gold income	367	-	954	-	1,321
Cost of sales	(307)	-	(757)	-	(1,064)
Gain on non-hedge derivatives and other commodity contracts	-	-	(5)	-	(5)
Gross profit	60	-	192	-	252
Corporate administration, marketing and other (expenses) income	(4)	26	(24)	(18)	(20)

Exploration and evaluation costs	(6)	-	(27)	-	(33)

Other operating expenses	(3)		(4)		(7)
		-		-
Special items	101	(38)	(97)	17	(17)
Operating profit (loss)	148	(12)	40	(1)	175
Dividends received	1	-	-	(1)	-
Interest received	1	1	4	-	6

Exchange loss	-	-	(8)	-	(8)

Finance costs and unwinding of obligations	(5)	(53)	(13)	-	(71)

Fair value adjustment on $1.25bn bonds	-	(31)	-	-	(31)

Share of associates and joint ventures’ profit	(10)	-	(15)	(60)	(85)

Equity (loss) gain in subsidiaries	(193)	19	-	174	-
(Loss) profit before taxation	(58)	(76)	8	112	(14)
Taxation	(22)	(2)	(36)	-	(60)

Loss for the period	(80)	(78)	(28)	112	(74)

Allocated as follows:
Equity shareholders	(80)	(78)	(34)	112	(80)
Non-controlling interests	-	-	6	-	6

	(80)	(78)	(28)	112	(74)

Comprehensive income	(83)	(72)	(28)	106	(77)
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)

Comprehensive income attributable to AngloGold Ashanti	(83)	(72)	(34)	106	(83)

28

Condensed consolidating statements of income for the three months ended 30 September 2013

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	437	1	977	-	1,415
Gold income	443	-	969	(38)	1,374
Cost of sales	(353)	-	(711)	-	(1,064)
Gain on non-hedge derivatives and other commodity contracts	-	-	(34)	-	(34)
Gross profit	90	-	224	(38)	276
Corporate administration, marketing and other income (expenses)	14	20	(27)	(49)	(42)

Exploration and evaluation costs	(6)	-	(49)	-	(55)

Other operating expenses	(5)		(2)		(7)
		-		-
Special items	15	(1,505)	(71)	1,469	(92)
Operating profit (loss)	108	(1,485)	75	1,382	80
Interest received	1	1	6	-	8

Exchange gain	5	1	4	-	10

Finance costs and unwinding of obligations	(6)	(46)	(37)	-	(89)

Fair value adjustment on $1.25bn bonds	-	(46)	-	-	(46)

Fair value adjustment on mandatory convertible bonds	-	-	44	-	44

Share of associates and joint ventures’ profit	-	-	(7)	32	25

Equity (loss) gain in subsidiaries	(85)	42	-	43	-
Profit (loss) before taxation	23	(1,533)	85	1,457	32
Taxation	(3)	(2)	(33)	-	(38)

Profit (loss) after taxation	20	(1,535)	52	1,457	(6)
Preferred stock dividends	(19)	-	(19)	38	-

Profit (loss) for the period	1	(1,535)	33	1,495	(6)

Allocated as follows:
Equity shareholders	1	(1,535)	40	1,495	1
Non-controlling interests	-	-	(7)	-	(7)

	1	(1,535)	33	1,495	(6)

Comprehensive income	(11)	(1,534)	57	1,470	(18)
Comprehensive income attributable to non-controlling interests	-	-	7	-	7

Comprehensive income attributable to AngloGold Ashanti	(11)	(1,534)	64	1,470	(11)

29

Condensed consolidating statements of income for the nine months ended 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,137	2	2,916	(1)	4,054
Gold income	1,099	-	2,843	(2)	3,940
Cost of sales	(936)	-	(2,194)	-	(3,130)
Gain on non-hedge derivatives and other commodity contracts	-	-	10	-	10
Gross profit	163	-	659	(2)	820
Corporate administration, marketing and other income (expenses)	19	46	(56)	(77)	(68)
Exploration and evaluation costs	(14)	-	(85)	-	(99)

Other operating expenses	(11)		(10)		(21)
		-		-
Special items	106	(61)	(141)	18	(78)
Operating profit (loss)	263	(15)	367	(61)	554
Dividends received	1	-	-	(1)	-
Interest received	2	2	13	-	17

Exchange gain (loss)	14	-	(25)	-	(11)

Finance costs and unwinding of obligations	(14)	(159)	(38)	-	(211)

Fair value adjustment on $1.25bn bonds	-	(80)	-	-	(80)

Share of associates and joint ventures’ profit	(10)	(2)	23	(58)	(47)

Equity (loss) gain in subsidiaries	(234)	114	-	120	-
Profit (loss) before taxation	22	(140)	340	-	222
Taxation	(21)	(4)	(181)	-	(206)

Profit (loss) before taxation	1	(144)	159	-	16
Preferred stock dividends	(1)	-	(1)	2	-

(Loss) Profit for the period	-	(144)	158	2	16

Allocated as follows:
Equity shareholders	-	(144)	142	2	-
Non-controlling interests	-	-	16	-	16

	-	(144)	158	2	16

Comprehensive income	(127)	(148)	134	30	(111)
Comprehensive income attributable to non-controlling interests	-	-	(16)	-	(16)

Comprehensive income attributable to AngloGold Ashanti	(127)	(148)	118	30	(127)

30

Condensed consolidating statements of income for the nine months ended 30 September 2013

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
					Consolidation	Total
	(the	(the	(the “Non-		adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)	`

Revenue	1,344	2	2,888		-	4,234
Gold income	1,326	-	2,819		(66)	4,079
Cost of sales	(1,006)	-	(2,098)		-	(3,104)
Gain on non-hedge derivatives and other commodity contracts	-	-	66		-	66
Gross profit	320	-	787		(66)	1,041
Corporate administration, marketing and other (expenses) income	(66)	15	(66)		(48)	(165)

Exploration and evaluation costs	(13)	(2)	(199)		-	(214)

Other operating expenses	(16)		(2)			(18)
		-			-
Special items	(281)	(1,527)	(2,913)		1,402	(3,319)
Operating loss	(56)	(1,514)	(2,393)		1,288	(2,675)
Dividends received	5	-	-		-	5
Interest received	3	2	19		-	24

Exchange gain	11	-	-		-	11
Finance costs and unwinding of obligations	(17)	(101)	(104)		-	(222)

Fair value adjustment on $1.25bn bonds	-	(46)	-		-	(46)

Fair value adjustment on option component of convertible bonds	-	-	9		-	9

Fair value adjustment on mandatory convertible bonds	-	-	356		-	356

Share of associates and joint ventures’ profit	-	(17)	(182)		33	(166)

Loss in subsidiaries	(1,879)	(1,432)	-		3,311	-
Loss before taxation	(1,933)	(3,108)	(2,295)		4,632	(2,704)
Taxation	41	(4)	722		-	759

Loss after taxation	(1,892)	(3,112)	(1,573)		4,632	(1,945)
Preferred stock dividends	(33)	-	(33)		66	-

Loss for the period	(1,925)	(3,112)	(1,606)		4,698	(1,945)

Allocated as follows:
Equity shareholders	(1,925)	(3,112)	(1,586)		4,698	(1,925)
Non-controlling interests	-	-	(20)		-	(20)

	(1,925)	(3,112)	(1,606)		4,698	(1,945)

Comprehensive income	(2,254)	(3,150)	(1,629)		4,759	(2,274)
Comprehensive income attributable to non-controlling interests	-	-	20		-	20

Comprehensive income attributable to AngloGold Ashanti	(2,254)	(3,150)	(1,609)		4,759	(2,254)

31

Condensed consolidating statement of financial position as at 30 September 2014

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,338	-	3,501	-	4,839

Intangible assets	35	-	215	(3)	247

Investments in associates and joint ventures	2,470	3,861	1,261	(6,219)	1,373

Other investments	3	4	125	(5)	127

Inventories	-	-	606	-	606

Trade and other receivables	-	7	23	-	30

Deferred taxation	-	-	160	-	160

Cash restricted for use	-	-	38	-	38

Other non-current assets	47	-	-	-	47

	3,893	3,872	5,929	(6,227)	7,467

Current Assets

Other investments	-	-	-	-	-
Inventories, trade and other receivables, intergroup balances and other current assets	515	2,683	1,568	(3,495)	1,271

Cash restricted for use	1	-	14	-	15

Cash and cash equivalents	87	264	206	-	557

	603	2,947	1,788	(3,495)	1,843

Non-current assets held for sale	-	-	-	-	-

	603	2,947	1,788	(3,495)	1,843

Total assets	4,496	6,819	7,717	(9,722)	9,310

EQUITY AND LIABILITIES

Share capital and premium	7,036	6,095	805	(6,900)	7,036

(Accumulated losses) retained earnings and other reserves	(4,051)	(2,579)	1,333	1,246	(4,051)

Shareholders’ equity	2,985	3,516	2,138	(5,654)	2,985

Non-controlling interests	-	-	25	-	25

Total equity	2,985	3,516	2,163	(5,654)	3,010

Non-current liabilities	609	3,144	1,545	(3)	5,295

Bank overdraft	-	-	13	-	13

Current liabilities including intergroup balances	902	159	3,996	(4,065)	992

Total liabilities	1,511	3,303	5,554	(4,068)	6,300

Total equity and liabilities	4,496	6,819	7,717	(9,722)	9,310

32

Condensed consolidating statement of financial position as at 30 June 2014

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS
Non-current assets
Tangible assets	1,408	-	3,547	.	4,955
Intangible assets	43	-	230	(3)	270
Investments in associates and joint ventures	2,382	3,952	1,233	(6,219)	1,348
Other investments	3	5	141	(5)	144
Inventories	-	-	602	-	602
Trade and other receivables	-	4	19	-	23
Deferred taxation	-	-	187	-	187
Cash restricted for use	-	-	36	-	36
Other non-current assets	56	-	-	-	56

	3,892	3,961	5,995	(6,227)	7,621

Current Assets
Other investments	-	-	-	-	-
Inventories, trade and other receivables, intergroup balances and other current assets	532	2,631	1,626	(3,431)	1,358
Cash restricted for use	1	-	17	-	18
Cash and cash equivalents	192	212	200	-	604

	725	2,843	1,843	(3,431)	1,980
Non-current assets held for sale	-	-	-	-	-

	725	2,843	1,843	(3,431)	1,980

Total assets	4,617	6,804	7,838	(9,658)	9,601

EQUITY AND LIABILITIES
Share capital and premium	7,032	5,994	805	(6,799)	7,032
(Accumulated losses) retained earnings and other reserves	(3,969)	(2,534)	1,415	1,119	(3,969)

Shareholders’ equity	3,063	3,460	2,220	(5,680)	3,063
Non-controlling interests	-	-	38	-	38

Total equity	3,063	3,460	2,258	(5,680)	3,101

Non-current liabilities	668	3,163	1,622	(3)	5,450
Bank overdraft	4	-	-	-	4
Current liabilities including intergroup balances	882	181	3,958	(3,975)	1,046

Total liabilities	1,554	3,344	5,580	(3,978)	6,500

Total equity and liabilities	4,617	6,804	7,838	(9,658)	9,601

33

Condensed consolidating statement of financial position as at 31 December 2013

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS
Non-current assets
Tangible assets	1,457	-	3,358	-	4,815
Intangible assets	52	-	218	(3)	267
Investments in associates and joint ventures	2,581	3,401	1,153	(5,808)	1,327
Other investments	2	6	129	(6)	131
Inventories	-	-	586	-	586
Trade and other receivables	-	5	24	-	29
Deferred taxation	-	-	177	-	177
Cash restricted for use	-	-	31	-	31
Other non-current assets	41	-	-	-	41

	4,133	3,412	5,676	(5,817)	7,404

Current Assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492	2,391	1,703	(3,164)	1,422
Cash restricted for use	1	-	45	-	46
Cash and cash equivalents	39	409	200	-	648

	532	2,800	1,949	(3,164)	2,117
Non-current assets held for sale	5	-	153	(5)	153

	537	2,800	2,102	(3,169)	2,270

Total assets	4,670	6,212	7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006	5,994	805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)	(2,990)	1,431	1,559	(3,927)

Shareholders’ equity	3,079	3,004	2,236	(5,240)	3,079
Non-controlling interests	-	-	28	-	28

Total equity	3,079	3,004	2,264	(5,240)	3,107

Non-current liabilities	648	3,032	1,653	(2)	5,331
Bank overdraft	-	-	20	-	20
Current liabilities including intergroup balances	943	176	3,784	(3,744)	1,159
Non-current liabilities held for sale	-	-	57	-	57

Total liabilities	1,591	3,208	5,514	(3,746)	6,567

Total equity and liabilities	4,670	6,212	7,778	(8,986)	9,674

34

Condensed consolidating statement of financial position as at 30 September 2013

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS
Non-current assets
Tangible assets	1,530	-	3,270	-	4,800
Intangible assets	52	-	239	(3)	288
Investments in associates and joint ventures	3,023	3,212	1,073	(6,075)	1,233
Other investments	3	6	140	(15)	134
Inventories	-	-	602	-	602
Trade and other receivables	-	5	24	-	29
Deferred taxation	-	-	541	-	541
Cash restricted for use	-	-	30	-	30
Other non-current assets	-	-	7	-	7

	4,608	3,223	5,926	(6,093)	7,664

Current Assets
Other investments	-	-	-	-	-
Inventories, trade and other receivables, intergroup balances and other current assets	508	2,371	1,738	(3,128)	1,489
Cash restricted for use	1	-	35	-	36
Cash and cash equivalents	39	497	250	-	786

	548	2,868	2,023	(3,128)	2,311
Non-current assets held for sale	5	-	150	(5)	150

	553	2,868	2,173	(3,133)	2,461

Total assets	5,161	6,091	8,099	(9,226)	10,125

EQUITY AND LIABILITIES
Share capital and premium	6,988	5,958	805	(6,763)	6,988
(Accumulated losses) retained earnings and other reserves	(3,555)	(3,045)	1,335	1,710	(3,555)

Shareholders’ equity	3,433	2,913	2,140	(5,053)	3,433
Non-controlling interests	-	-	(22)	-	(22)

Total equity	3,433	2,913	2,118	(5,053)	3,411

Non-current liabilities	640	3,020	1,767	(13)	5,414
Bank overdraft	-	-	25	-	25
Current liabilities including intergroup balances	1,088	158	4,129	(4,160)	1,215
Non-current liabilities held for sale	-	-	60	-	60
Total liabilities	1,728	3,178	5,981	(4,173)	6,714

Total equity and liabilities	5,161	6,091	8,099	(9,226)	10,125

35

Condensed consolidating statements of cash flows for the three months ending 30 September 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	76	2	260	23	361
Net movement in intergroup receivables and payables	23	(70)	39	8	-
Taxation paid	(4)	-	(37)	-	(41)

Net cash inflow (outflow) from operating activities	95	(68)	262	31	320

Cash flows from investing activities
Capital expenditure	(59)	-	(163)	-	(222)
Proceeds from disposal of tangible assets	-	-	4	-	4
Other investments acquired	-	-	(14)	-	(14)
Proceeds from disposal of other investments	-	-	15	-	15
Investments in associates and joint ventures	-	(7)	(3)	-	(10)
Net loans advanced to associates and joint ventures	-	4	-	-	4
Acquisition of subsidiary and loan	(102)	-	-	102	-
Decrease in cash restricted for use	-	-	(1)	-	(1)
Interest received	1	-	3	-	4

Net cash outflow from investing activities	(160)	(3)	(159)	102	(220)

Cash flows from financing activities
Proceeds from issue of share capital	-	101	-	(101)	-
Proceeds from borrowings	1	-	337	-	338
Repayment of borrowings	(28)	-	(358)	-	(386)
Finance costs paid	(3)	(74)	(6)	-	(83)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(6)	-	(6)
Intergroup dividends received (paid)	-	105	(105)	-	-

Net cash (outflow) inflow from financing activities	(30)	123	(138)	(101)	(146)

Net (decrease) increase in cash and cash equivalents	(95)	52	(35)	32	(46)
Translation	(6)	-	28	(32)	(10)
Cash and cash equivalents at beginning of period	188	212	200	-	600

Cash and cash equivalents at end of period(1)	87	264	193	-	544

(1) Cash and cash equivalents are net of a bank overdraft of $13 million.

36

Condensed consolidating statements of cash flows for the three months ending 30 June 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	107	21	231	11	370
Net movement in intergroup receivables and payables	5	(128)	132	(9)	-
Taxation paid	(2)	(1)	(31)	-	(34)

Net cash inflow (outflow) from operating activities	110	(108)	332	2	336

Cash flows from investing activities
Capital expenditure	(55)	-	(202)	-	(257)
Expenditure on intangible assets	(3)	-	-	-	(3)
Proceeds from disposal of tangible assets	-	-	26	-	26
Other investments acquired	-	-	(22)	-	(22)
Proceeds from disposal of other investments	-	-	20	-	20
Investments in associates and joint ventures	-	(8)	(4)	1	(11)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	3	-	3
Decrease in cash restricted for use	-	-	(3)	-	(3)
Interest received	1	1	5	-	7

Net cash inflow (outflow) from investing activities	49	(9)	(177)	-	(137)

Cash flows from financing activities
Proceeds from borrowings	76	-	-	-	76
Repayment of borrowings	(104)	-	(28)	-	(132)
Finance costs paid	(5)	(31)	(7)	-	(43)
Dividends paid	-	-	(3)	-	(3)
Intergroup dividends received (paid)	-	106	(106)	-	-

Net cash (outflow) inflow from financing activities	(33)	75	(144)	-	(102)

Net increase (decrease) in cash and cash equivalents	126	(42)	11	2	97
Translation	(3)	-	5	(2)	-
Cash and cash equivalents at beginning of period	65	254	184	-	503

Cash and cash equivalents at end of period(1)	188	212	200	-	600

(1) cash and cash equivalents are net of bank overdraft of $4 million.

37

Condensed consolidating statements of cash flows for the three months ending 30 September 2013

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	142	(542)	179	569	348
Net movement in intergroup receivables and payables	2	(740)	1,337	(599)	-
Dividends received from joint ventures	-	10	-	-	10
Taxation paid	-	(1)	(38)	-	(39)

Net cash inflow (outflow) from operating activities	144	(1,273)	1,478	(30)	319

Cash flows from investing activities
Capital expenditure	(100)	-	(227)	-	(327)
Interest capitalised and paid	-	-	2	-	2
Expenditure on intangible assets	(7)	-	(11)	-	(18)
Proceeds from disposal of tangible assets	-	-	1	-	1
Other investments acquired	-	-	(17)	-	(17)
Proceeds from disposal of other investments	-	-	16	-	16
Investments in associates and joint ventures	-	(110)	(10)	-	(120)
Net loans advanced to associates and joint ventures	-	(3)	-	31	28
Cash effects of disposal group	-	-	(5)	-	(5)
Acquisition of subsidiary and loan	(13)	-	-	13	-
Decrease in cash restricted for use	-	-	(2)	-	(2)
Interest received	1	1	2	-	4

Net cash outflow from investing activities	(119)	(112)	(251)	44	(438)

Cash flows from financing activities
Proceeds from issue of share capital	-	12	1	(13)	-
Proceeds from borrowings	66	1,500	74	-	1,640
Repayment of borrowings	(76)	(250)	(732)	-	(1,058)
Finance costs paid	(4)	(23)	(31)	-	(58)
Revolving credit facility and bond transaction costs	-	(29)	-	-	(29)
Dividends paid	-	-	3	-	3
Intergroup dividends received (paid)	-	505	(505)	-	-

Net cash (outflow) inflow from financing activities	(14)	1,715	(1,190)	(13)	498

Net increase in cash and cash equivalents	11	330	37	1	379
Translation	-	-	-	(1)	(1)
Cash and cash equivalents at beginning of period	28	167	188	-	383

Cash and cash equivalents at end of period(1)	39	497	225	-	761

(1) Cash and cash equivalents are net of a bank overdraft of $25 million.

38

Condensed consolidating statements of cash flows for the nine months ending 30 September 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	274	41	769	30	1,114
Net movement in intergroup receivables and payables	10	(314)	300	4	-
Taxation refund	-	-	38	-	38
Taxation paid	(5)	(1)	(139)	-	(145)

Net cash inflow (outflow) from operating activities	279	(274)	968	34	1,007

Cash flows from investing activities
Capital expenditure	(156)	-	(543)	-	(699)
Interest capitalised and paid	-	-	(1)	-	(1)
Expenditure on intangible assets	(3)	-	-	-	(3)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(62)	-	(62)
Proceeds from disposal of other investments	-	-	59	-	59
Investments in associates and joint ventures	-	(51)	(12)	1	(62)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
Acquisition of subsidiary and loan	(102)	(2)	2	102	-
Increase in cash restricted for use	-	-	22	-	22
Interest received	2	2	12	-	16

Net cash outflow from investing activities	(153)	(53)	(490)	102	(594)

Cash flows from financing activities
Proceeds from issue of share capital	-	101	-	(101)	-
Proceeds from borrowings	75	-	353	-	428
Repayment of borrowings	(137)	-	(551)	-	(688)
Finance costs paid	(11)	(175)	(21)	-	(207)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(9)	-	(9)
Intergroup dividends received (paid)	-	265	(265)	-	-

Net cash (outflow) inflow from financing activities	(73)	182	(493)	(101)	(485)

Net increase (decrease) in cash and cash equivalents	53	(145)	(15)	35	(72)
Translation	(5)	-	28	(35)	(12)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period(1)	87	264	193	-	544

(1) Cash and cash equivalents are net of a bank overdraft of $13 million.

39

Condensed consolidating statements of cash flows for the nine months ending 30 September 2013

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	280	(531)	663	540	952
Net movement in intergroup receivables and payables	110	(1,084)	1,462	(488)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	-	-	1	-	1
Taxation paid	(12)	(1)	(143)	-	(156)

Net cash inflow (outflow) from operating activities	378	(1,598)	1,983	52	815

Cash flows from investing activities
Capital expenditure	(309)	-	(820)	-	(1,129)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(19)	-	(31)	-	(50)
Proceeds from disposal of tangible assets	-	-	7	-	7
Other investments acquired	-	-	(73)	-	(73)
Proceeds from disposal of other investments	-	-	65	-	65
Investments in associates and joint ventures	-	(349)	(45)	-	(394)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	-	(24)	-	31	7
Dividends received	5	-	-	-	5
Proceeds from disposal of subsidiary	2	-	-	-	2
Cash effects of disposal group	-	-	(6)	-	(6)
Acquisition of subsidiary and loan	(129)	-	-	129	-
Decrease in cash restricted for use	-	-	(7)	-	(7)
Interest received	3	2	8	-	13

Net cash outflow from investing activities	(441)	(371)	(907)	160	(1,559)

Cash flows from financing activities
Proceeds from issue of share capital	-	111	19	(130)	-
Proceeds from borrowings	300	1,500	306	-	2,106
Repayment of borrowings	(236)	(250)	(740)	-	(1,226)
Finance costs paid	(10)	(73)	(75)	-	(158)
Revolving credit facility and bond transaction costs	-	(34)	-	-	(34)
Dividends paid	(40)	-	(10)	-	(50)
Intergroup dividends paid	-	675	(675)	-	-

Net cash inflow (outflow) from financing activities	14	1,929	(1,175)	(130)	638

Net decrease in cash and cash equivalents	(49)	(40)	(99)	82	(106)
Translation	(10)	-	67	(82)	(25)
Cash and cash equivalents at beginning of period	98	537	257	-	892

Cash and cash equivalents at end of period(1)	39	497	225	-	761

(1) Cash and cash equivalents are net of a bank overdraft of $25 million.

By order of the Board

S M PITYANA	S VENKATAKRISHNAN
Chairman	Chief Executive Officer

30 October 2014

40

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” which have been determined using industry guidelines and practices and these are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received

		Quarter ended			Nine months ended
		Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	1,295	1,321	1,374	3,940	4,079
	Adjusted for non-controlling interests	(16)	(22)	(21)	(57)	(61)

		1,279	1,299	1,353	3,883	4,018
	Realised loss on other commodity contracts	6	4	6	15	20
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	123	99	50	327	185

	Attributable gold income including realised non-hedge derivatives	1,409	1,402	1,409	4,225	4,223

	Attributable gold sold - oz (000)	1,099	1,087	1,062	3,284	2,902
	Price received per unit - $/oz	1,281	1,289	1,327	1,287	1,455

Rounding of figures may result in computational discrepancies.

41

B	All-in sustaining costs and All-in costs [1]

		Quarter ended			Nine months ended
		Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	1,052	1,064	1,064	3,130	3,104
	Amortisation of tangible and intangible assets (note 3)	(191)	(188)	(159)	(563)	(587)
	Adjusted for decommissioning amortisation	3	2	1	7	4
	Inventory writedown to net realisable value and other stockpile adjustments (note 5)	1	-	-	1	178
	Corporate administration and marketing related to current operations	22	19	41	66	163
	Associates and joint ventures’ share of costs	77	72	52	218	142
	Sustaining exploration and study costs	14	8	14	32	79
	Total sustaining capex	177	205	232	555	746

	All-in sustaining costs	1,156	1,183	1,245	3,446	3,829
	Adjusted for non-controlling interests and non-gold producing companies	(14)	(21)	(19)	(52)	(55)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,142	1,162	1,226	3,394	3,774
	Adjusted for stockpile write-offs	(3)	(9)	-	(12)	(178)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,139	1,153	1,226	3,382	3,596

	All-in sustaining costs	1,156	1,183	1,245	3,446	3,829
	Non-sustaining project capital expenditure	84	107	216	291	770
	Technology improvements	3	5	4	12	8
	Non-sustaining exploration and study costs	23	23	43	66	147
	Corporate and social responsibility costs not related to current operations	6	6	7	18	20

	All-in costs	1,271	1,324	1,516	3,832	4,774
	Adjusted for non-controlling interests and non-gold producing companies	(11)	(19)	(20)	(44)	(64)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	1,260	1,305	1,495	3,788	4,710
	Adjusted for stockpile write-offs	(3)	(9)	-	(12)	(178)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,257	1,296	1,495	3,776	4,532

	Gold sold - oz (000)	1,099	1,087	1,062	3,284	2,902

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,036	1,060	1,155	1,030	1,239
	All-in cost per unit (excluding stockpile write-offs) - $/oz	1,144	1,192	1,408	1,150	1,562

	[1] Refer to note F for Summary of Operations by Mine

C	Total costs [2]
	Total cash costs (note 3)	864	874	815	2,516	2,436
	Adjusted for non-controlling interests, non-gold producing companies and other	(16)	(24)	(22)	(75)	(90)
	Associates and joint ventures’ share of total cash costs	76	68	50	213	141

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	924	918	843	2,654	2,487
	Retrenchment costs (note 3)	5	3	44	14	53
	Rehabilitation and other non-cash costs (note 3)	8	17	6	48	29
	Amortisation of tangible assets (note 3)	182	179	153	536	572
	Amortisation of intangible assets (note 3)	9	9	6	27	15
	Adjusted for non-controlling interests and non-gold producing companies	2	8	7	6	(3)
	Equity-accounted associates and joint ventures’ share of production costs	29	31	2	80	5

	Total production costs adjusted for non-controlling interests and non-gold producing companies	1,158	1,165	1,061	3,365	3,158

	Gold produced - oz (000)	1,126	1,097	1,043	3,278	2,876
	Total cash cost per unit - $/oz	820	836	809	810	865
	Total production cost per unit - $/oz	1,029	1,061	1,017	1,027	1,098

	[2] Refer to note F for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

42

D	Adjusted EBITDA (1)

		Quarter ended			Nine months ended
		Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	Profit (loss) on ordinary activities before taxation	129	(14)	32	222	(2,704)
	Add back :
	Finance costs and unwinding of obligation	69	71	89	211	222
	Interest received	(6)	(6)	(8)	(17)	(24)
	Amortisation of tangible and intangible assets (note 3)	191	188	159	563	587

	Adjustments :
	Dividend received (note 2)	-	-	-	-	(5)
	Exchange (loss) gain	(4)	8	(10)	11	(11)
	Fair value adjustment on the mandatory convertible bonds	-	-	(44)	-	(356)
	Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
	Fair value adjustment on $1.25bn bonds	(20)	31	46	80	46
	Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	1	-	8	1	2,992
	Impairment of other investments (note 5)	-	1	4	1	29
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	1	-	-	1	178
	Write-off of loan (note 5)	-	-	-	-	7
	Retrenchments at mining operations (note 3)	5	3	44	14	53
	Retrenchments at Obuasi	34	31	-	65	-
	Net (profit) loss on disposal and derecognition of assets (note 5)	(2)	(25)	1	(25)	(2)
	(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(30)	5	34	(10)	(66)
	Associates and joint ventures’ exceptional expense	-	6	(31)	6	162
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other.	32	83	3	134	22

	Adjusted EBITDA	400	382	327	1,258	1,123

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt
	Borrowings - long-term portion		3,521	3,619	3,633	3,583
	Borrowings - short-term portion		159	187	258	326
	Bank overdraft		13	4	20	25

	Total borrowings		3,693	3,810	3,911	3,934
	Corporate office lease		(22)	(24)	(25)	(26)
	Unamortised portion of the convertible and rated bonds		29	25	2	(2)
	Fair value adjustment on $1.25bn bonds		(138)	(159)	(58)	(46)
	Cash restricted for use		(53)	(54)	(77)	(66)
	Cash and cash equivalents		(557)	(604)	(648)	(786)

	Net debt excluding mandatory convertible bonds		2,952	2,994	3,105	3,008

Rounding of figures may result in computational discrepancies.

43

F Summary of Operations by mine

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	25	51	57	133	87	82	169	62	(1)	363	1
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(14)	(33)	(4)	-	(61)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	7	12	20	17	7	24	10	5	59	2
All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	85	75	160	68	4	361	25
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	85	75	160	68	4	361	24

All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Non-sustaining Project capex	-	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	24	48	57	129	92	75	167	68	8	372	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	92	75	167	68	8	372	27
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	92	75	167	68	8	372	26

Gold sold - oz (000)(3)	18	39	54	111	96	63	159	54	-	326	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,343	1,211	1,047	1,153	898	1,170	1,007	1,261	-	1,115	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,343	1,211	1,054	1,156	974	1,170	1,053	1,261	-	1,147	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all- in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

44

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	22	37	41	100	63	63	126	54	2	282	(3)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	22	37	41	100	63	63	126	54	2	282	(1)
Retrenchment costs	-	-	-	-	-	-	-	-	2	2	-
Rehabilitation and other non-cash costs	1	1	1	3	1	1	2	1	-	6	1
Amortisation of tangible assets	2	9	11	22	17	13	30	3	1	56	2
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25	48	54	127	83	78	161	58	5	351	5

Gold produced - oz (000) (3)	17	38	52	107	92	61	153	52	-	314	-

Total cash costs per unit - $/oz(4)	1,276	993	792	940	688	1,030	825	1,048	-	901	-
Total production costs per unit - $/oz(4)	1,429	1,297	1,052	1,199	912	1,284	1,061	1,146	-	1,123	-

45

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	43	79	60	-	-	-	-	98	-	280
Amortisation of tangible and intangible assets	-	(7)	(5)	(8)	-	-	-	-	(22)	-	(42)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	36	-	-	-	15	21	4	-	-	1	77
Sustaining exploration and study costs	-	-	3	-	-	-	-	-	1	1	5
Total sustaining capital expenditure	1	4	9	4	1	1	-	-	21	-	41
All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	(0)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	40	86	48	16	22	4	-	98	3	354
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	40	86	48	16	22	4	-	96	3	352

All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Non-sustaining Project capex	36	-	9	-	-	-	-	-	-	-	45
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	-	2
All-in costs	74	40	95	58	16	22	4	-	98	3	410
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	(0)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	74	40	95	49	16	22	4	-	98	3	401
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	40	95	49	16	22	4	-	96	3	399

Gold sold - oz (000)(3)	63	41	73	61	10	21	2	-	107	-	379

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	580	984	1,169	798	1,660	1,062	1,858	-	907	-	928
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,159	984	1,295	818	1,660	1,062	1,858	-	907	-	1,052

46

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	75	62	-	-	-	-	83	1	260
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(9)	-	-	-	-	-	-	(9)
Associates and equity accounted joint ventures’ share of total cash costs(2)	37	-	-	-	15	20	4	-	-	-	76
Total cash costs adjusted for non-controlling interests and non-gold producing companies	37	39	75	53	15	20	4	-	83	1	327
Rehabilitation and other non-cash costs	-	1	-	(1)	-	-	-	-	1	(1)	-
Amortisation of tangible assets	-	7	5	8	-	-	-	-	22	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	3	7	-	-	-	-	28
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	47	80	59	18	27	4	-	106	-	396

Gold produced - oz (000) (3)	65	45	78	72	10	21	2	-	116	-	410

Total cash costs per unit - $/oz(4)	563	866	966	741	1,525	981	1,672	-	715	-	799
Total production costs per unit - $/oz(4)	846	1,033	1,031	816	1,849	1,309	1,762	-	907	-	970

47

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	85	83	5	173	53	49	95	39	-	236
Amortisation of tangible and intangible assets	(14)	(24)	(1)	(39)	(1)	(8)	(26)	(12)	-	(47)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	2	3	1	-	3	-	3	7
Total sustaining capital expenditure	8	5	-	13	5	14	33	9	1	62
All-in sustaining costs	79	66	6	151	58	55	105	36	4	258
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	6	151	58	51	105	36	-	250

All-in sustaining costs	79	66	6	151	58	55	105	36	4	258
Non-sustaining Project capex	-	-	-	-	31	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	18	18
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	79	66	8	153	89	55	109	36	22	311
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	8	153	89	51	109	36	22	307

Gold sold - oz (000)(3)	71	83	-	154	55	54	100	33	-	242

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,116	800	-	980	1,075	956	1,037	1,097	-	1,035
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,116	800	-	993	1,647	957	1,076	1,110	-	1,270

48

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	67	61	3	131	54	44	70	26	-	194
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	(3)	-	-	-	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	67	61	3	131	47	41	70	26	-	184
Retrenchment costs	-	-	1	1	-	-	2	-	-	2
Rehabilitation and other non-cash costs	-	-	-	-	2	3	(4)	(1)	1	1
Amortisation of tangible assets	14	24	-	38	-	8	25	12	-	45
Amortisation of intangible assets	-	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	4	(1)	-	-	-	3
Total cash costs adjusted for non-controlling interests and non-gold producing companies	81	85	4	170	53	51	95	37	1	237

Gold produced - oz (000) (3)	68	84	-	152	56	62	101	32	-	251

Total cash costs per unit - $/oz(4)	982	721	-	861	827 (6)	656	699	803	-	730
Total production costs per unit - $/oz(4)	1,187	1,005	-	1,121	951	819	943	1,173	-	943

49

For the three months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	25	51	53	129	80	63	143	61	-	333	3
Amortisation of tangible and intangible assets	(2)	(12)	(13)	(27)	(19)	(14)	(33)	(8)	1	(67)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	20
Total sustaining capital expenditure	3	7	9	19	18	11	29	12	(1)	59	1
All-in sustaining costs	26	46	49	121	79	60	139	65	-	325	22
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	46	49	121	79	60	139	65	-	325	22

All-in sustaining costs	26	46	49	121	79	60	139	65	-	325	22
Non-sustaining Project capex	-	-	1	1	8	-	8	-	-	9	-
Technology improvements	-	-	-	-	-	-	-	-	5	5	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	26	46	50	122	87	60	147	65	5	339	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	46	50	122	87	60	147	65	5	339	24

Gold sold - oz (000)(3)	21	39	57	116	85	53	138	52	-	306	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,206	1,193	880	1,042	927	1,135	1,007	1,258	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,206	1,193	892	1,048	1,020	1,135	1,064	1,258	-	1,109	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

50

For the three months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	23		41		42		106		63		51		114		56		(1)	275		1
Adjusted for non-controlling interests, non-gold producing companies and other(1)		-		-		-		-		-		-		-		-	-		-	-
Associates and equity accounted joint ventures’ share of total cash costs(2)		-		-		-		-		-		-		-		-	-		-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	23		41		42		106		63		51		114		56		(1)	275		1
Retrenchment costs	-		-		-		1		1		1		1		-		1	3		-
Rehabilitation and other non-cash costs	-		-		-		-		1		-		1		-		1	2		(1)
Amortisation of tangible assets	2		11		12		24		17		13		31		8		(1)	62		1
Amortisation of intangible assets	-		1		1		2		1		1		2		1		-	5		1
Adjusted for non-controlling interests, non-gold producing companies(1)	-		-		-		-		-		-		-		-		-	-		(12)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-		-		-		-		-		-		-		-		-	-		1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25		53		55		133		83		66		149		65		-	347		(9)

Gold produced - oz (000) (3)	22		40		59		120		88		56		144		55		-	319		-

Total cash costs per unit - $/oz(4)	1,060		1,021		707		875		714		923		794		1,016		-	863		-
Total production costs per unit - $/oz(4)	1,186		1,331		937		1,113		941		1,195		1,039		1,171		-	1,089		-

51

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	49	81	91	-	-	-	12	89	2	324
Amortisation of tangible and intangible assets	-	(7)	(4)	(8)	-	-	-	-	(16)	(1)	(36)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Associates and equity accounted joint ventures’ share of costs(2)	28	-	-	-	12	26	7	-	-	(1)	72
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1	1
Total sustaining capital expenditure	-	3	16	9	-	2	-	1	29	-	60
All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	28	45	93	79	12	28	7	13	102	1	408
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	28	45	93	79	12	28	7	11	95	1	399

All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Non-sustaining Project capex	49	-	12	-	-	-	-	-	-	-	61
Non-sustaining exploration and study costs	1	-	-	2	-	-	-	-	-	-	3
All-in costs	78	45	105	95	12	28	7	13	102	1	486
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	78	45	105	81	12	28	7	13	102	1	472
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	78	45	105	81	12	28	7	11	95	1	463

Gold sold - oz (000)(3)	38	46	65	86	10	25	3	17	110	-	401

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	738	998	1,420	916	1,173	1,078	2,836	651	878	-	998
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	2,047	998	1,605	935	1,173	1,078	2,836	651	878	-	1,157

52

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	43	75	74	-	-	-	12	73	-	277
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	29	-	-	-	11	22	5	-	-	1	68
Total cash costs adjusted for non-controlling interests and non-gold producing companies	29	43	75	63	11	22	5	12	73	1	334
Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	1	1	3	-	-	-	-	1	1	7
Amortisation of tangible assets	-	7	4	8	-	-	-	-	16	-	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	3	7	3	-	-	(1)	30
Total cash costs adjusted for non-controlling interests and non-gold producing companies	47	51	80	72	14	29	8	12	90	2	405

Gold produced - oz (000) (3)	41	47	64	80	10	23	2	17	110	-	395

Total cash costs per unit - $/oz(4)	717	911	1,175	777	1,137	957	1,931	733	667	-	846
Total production costs per unit - $/oz(4)	1,149	1,077	1,250	898	1,427	1,246	3,027	733	823	-	1,024

53

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	90	72	5	167	59	51	89	39	(1)	237
Amortisation of tangible and intangible assets	(12)	(25)	(2)	(39)	-	(8)	(25)	(11)	-	(44)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	(1)	(1)	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	1	2	-	-	2	-	3	5
Total sustaining capital expenditure	10	14	-	24	6	14	31	10	-	61
All-in sustaining costs	88	63	3	154	65	57	97	38	2	259
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	(3)	(7)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	88	63	3	154	65	53	97	38	(1)	252

All-in sustaining costs	88	63	3	154	65	57	97	38	2	259
Non-sustaining Project capex	-	-	-	-	37	-	-	-	-	37
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	17	17
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	88	63	5	156	102	57	101	38	19	317
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	88	63	5	156	102	53	101	38	19	313

Gold sold - oz (000)(3)	57	90	-	147	53	57	93	32	-	234

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,527	689	-	1,048	1,221	935	1,043	1,212	-	1,077
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,527	689	-	1,063	1,913	936	1,088	1,212	-	1,335

54

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	81	46	5	132	54	46	63	27	(1)	189
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(10)	(3)	-	-	-	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	81	46	5	132	44	43	63	27	(1)	176
Rehabilitation and other non-cash costs	1	5	-	6	3	1	(2)	-	1	3
Amortisation of tangible assets	12	25	2	39	-	8	23	11	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	22	(1)	-	-	1	22
Total cash costs adjusted for non-controlling interests and non-gold producing companies	94	76	7	177	69	51	85	38	2	245

Gold produced - oz (000) (3)	62	93	-	155	49	62	88	30	-	229

Total cash costs per unit - $/oz(4)	1,308	498	-	850	899 (6)	682	717	879	-	765
Total production costs per unit - $/oz(4)	1,523	819	-	1,137	1,205	822	984	1,238	-	1,018

55

For the three months ended 30 September 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	28	60	59	147	94	76	170	60	(1)	376	2
Amortisation of tangible and intangible assets	(2)	(11)	(12)	(25)	(20)	(14)	(34)	(4)	1	(62)	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	34
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	(2)
Total sustaining capital expenditure	3	11	20	34	26	14	40	4	-	78	2
All-in sustaining costs	29	60	67	156	100	76	176	60	1	393	37
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	29	60	67	156	100	76	176	60	1	393	36

All-in sustaining costs	29	60	67	156	100	76	176	60	1	393	37
Non-sustaining Project capex	-	-	11	11	19	-	19	9	(1)	38	(1)
Technology improvements	-	-	-	-	-	-	-	-	4	4	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	5
All-in costs	29	60	78	167	119	76	195	69	4	435	44
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	29	60	78	167	119	76	195	69	4	435	45

Gold sold - oz (000)(3)	19	47	62	128	92	63	155	61	-	344	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,516	1,273	1,082	1,216	1,085	1,207	1,135	993	-	1,143	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,517	1,272	1,256	1,300	1,289	1,210	1,257	1,135	-	1,266	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

56

For the three months ended 30 September 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	23	43	40	106	67	54	121	54	(1)	280	(1)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	23	43	40	106	67	54	121	54	(1)	280	-
Retrenchment costs	1	2	4	7	4	5	9	-	-	16	(1)
Rehabilitation and other non-cash costs	-	1	1	2	(1)	-	(1)	1	-	2	-
Amortisation of tangible assets	2	10	11	23	19	13	32	4	(2)	57	2
Amortisation of intangible assets	-	1	1	2	1	1	2	-	-	4	-
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	26	57	57	140	90	73	163	59	(3)	359	-

Gold produced - oz (000) (3)	17	44	60	122	88	61	149	59	-	329	-

Total cash costs per unit - $/oz(4)	1,298	960	671	867	757	897	814	915	-	851	-
Total production costs per unit - $/oz(4)	1,503	1,267	937	1,138	1,020	1,203	1,095	990	-	1,092	-

57

For the three months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	42	100	90	-	-	-	11	100	4	347
Amortisation of tangible and intangible assets	-	(7)	(1)	(7)	-	-	-	-	(24)	(4)	(43)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	1	-	-	-	10	35	7	-	-	1	54
Sustaining exploration and study costs	-	(1)	1	4	-	-	-	-	2	1	7
Total sustaining capital expenditure	-	3	32	4	5	7	-	2	36	(1)	88
All-in sustaining costs	1	37	132	92	15	42	7	13	114	3	456
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	(0)	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1	37	132	78	15	42	7	13	114	3	442

All-in sustaining costs	1	37	132	92	15	42	7	13	114	3	456
Non-sustaining Project capex	90	1	11	-	-	1	-	-	1	6	110
Non-sustaining exploration and study costs	-	-	-	2	-	-	-	-	-	6	8
All-in costs	91	38	143	94	15	43	7	13	115	15	574
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	(2)	(16)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	91	38	143	80	15	43	7	13	115	13	558

Gold sold - oz (000)(3)	-	60	69	77	12	21	5	19	126	-	387

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	-	633	1,910	1,036	1,152	1,988	1,483	653	914	-	1,141
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	-	651	2,072	1,061	1,152	2,035	1,582	653	924	-	1,440

58

For the three months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	36	74	80	-	-	-	10	70	(1)	269
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(12)	-	-	-	-	-	-	(12)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	9	35	6	-	-	-	50
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	36	74	68	9	35	6	10	70	(1)	307
Retrenchment costs	-	-	27	-	-	-	-	-	-	-	27
Rehabilitation and other non-cash costs	-	(2)	(2)	1	-	-	-	-	1	1	(1)
Amortisation of tangible assets	-	7	1	7	-	-	-	-	24	1	40
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	1	-	1	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	41	100	75	10	35	7	10	95	2	375

Gold produced - oz (000) (3)	-	62	68	69	12	20	5	19	127	-	383

Total cash costs per unit - $/oz(4)	-	580	1,082	987	757	1,738	1,422	502	549	-	804
Total production costs per unit - $/oz(4)	-	664	1,465	1,079	808	1,758	1,547	501	624	-	979

59

For the three months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	88	-	7	95	61	55	93	35	-	244
Amortisation of tangible and intangible assets	(15)	-	-	(15)	-	(6)	(21)	(12)	(1)	(40)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	(1)	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	3	-	1	-	1	5
Sustaining exploration and study costs	-	1	1	2	1	1	1	2	-	5
Total sustaining capital expenditure	4	12	2	18	3	9	24	10	-	46
All-in sustaining costs	77	13	10	100	68	59	97	35	-	259
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	77	13	10	100	68	55	97	35	-	255

All-in sustaining costs	77	13	10	100	68	59	97	35	-	259
Non-sustaining Project capex	-	31	-	31	33	1	1	1	2	38
Non-sustaining exploration and study costs	-	-	3	3	-	-	1	-	28	29
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	2	-	-	2
All-in costs	77	44	13	134	101	60	101	36	30	328
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(5)	-	-	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	77	44	13	134	101	55	101	36	30	323

Gold sold - oz (000)(3)	63	-	-	63	68	66	98	36	-	268

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,229	-	-	1,582	1,006	823	996	979	-	957
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,229	-	-	2,115	1,488	847	1,040	999	-	1,214

60

For the three months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	73	-	6	79	59	42	62	25	-	188
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(8)	(3)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	73	-	6	79	51	39	62	25	-	177
Retrenchment costs	-	-	1	1	-	-	-	-	1	1
Rehabilitation and other non-cash costs	(1)	-	-	(1)	1	(1)	7	(1)	-	6
Amortisation of tangible assets	15	-	-	15	-	6	21	12	-	39
Amortisation of intangible assets	-	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	9	-	-	-	(1)	8
Total cash costs adjusted for non-controlling interests and non-gold producing companies	87	-	7	94	61	44	91	36	-	232

Gold produced - oz (000) (3)	62	-	-	62	69	63	103	35	-	270

Total cash costs per unit - $/oz(4)	1,184	-	-	1,270	744 (6)	614	602	709	-	656
Total production costs per unit - $/oz(4)	1,403	-	-	1,510	886	694	881	1,025	-	858

61

For the nine months 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	72	154	158	384	241	203	444	179	1	1,008	4
Amortisation of tangible and intangible assets	(6)	(41)	(36)	(83)	(55)	(45)	(100)	(17)	-	(200)	(6)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	(1)	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	64
Total sustaining capital expenditure	4	19	28	51	49	24	73	31	5	160	3
All-in sustaining costs	70	132	150	352	235	182	417	194	7	970	63
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	5
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	70	132	150	352	235	182	417	194	7	970	68
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	70	132	150	352	235	182	417	194	6	969	68

All-in sustaining costs	70	132	150	352	235	182	417	194	7	970	63
Non-sustaining Project capex	-	-	1	1	23	-	23	-	1	25	-
Technology improvements	-	-	-	-	-	-	-	-	12	12	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	6
All-in costs	70	132	151	353	258	182	440	194	20	1,007	72
Adjusted for non-controlling interests and non -gold producing companies(1)									-	-	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	70	132	151	353	258	182	440	194	20	1,007	76
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	70	132	151	353	258	182	440	194	19	1,006	76

Gold sold - oz (000)(3)	56	107	166	329	257	169	425	166	-	922	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,248	1,234	909	1,072	917	1,081	982	1,165	-	1,054	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,248	1,234	916	1,076	1,009	1,081	1,037	1,165	-	1,093	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all- in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

62

For the nine months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	64	110	118	292	180	155	335	160	-	787	(1)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	64	110	118	292	180	155	335	160	-	787	4
Retrenchment costs	1	2	1	4	3	2	5	-	-	9	-
Rehabilitation and other non-cash costs	1	2	3	6	3	2	5	2	-	13	1
Amortisation of tangible assets	5	39	34	78	50	42	92	16	-	186	5
Amortisation of intangible assets	1	2	3	6	4	3	7	2	(1)	14	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	72	155	159	386	240	204	444	180	(1)	1,009	12

Gold produced - oz (000) (3)	56	107	166	329	257	169	425	167	-	923	-

Total cash costs per unit - $/oz(4)	1,146	1,026	714	889	703	916	788	961	-	855	-
Total production costs per unit - $/oz(4)	1,283	1,448	957	1,172	940	1,206	1,046	1,078	-	1,097	-

63

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	144	230	229	-	-	-	26	297	3	929
Amortisation of tangible and intangible assets	-	(18)	(13)	(23)	-	-	-	-	(56)	(3)	(113)
Adjusted for decommissioning amortisation	-	-	-	3	-	-	-	-	1	-	4
Associates and equity accounted joint ventures’ share of costs(2)	91	-	-	-	38	70	19	-	-	-	218
Sustaining exploration and study costs	-	-	3	1	-	-	-	-	1	1	6
Total sustaining capital expenditure	3	12	38	22	5	3	-	1	87	-	171
All-in sustaining costs	94	138	258	232	43	73	19	27	330	1	1,215
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(35)	-	-	-	-	-	(0)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	138	258	197	43	73	19	27	330	1	1,180
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	138	258	197	43	73	19	25	321	1	1,169

All-in sustaining costs	94	138	258	232	43	73	19	27	330	1	1,215
Non-sustaining Project capex	132	-	32	-	-	-	-	-	-	-	164
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	(1)	6
All-in costs	228	138	290	237	43	73	19	27	330	-	1,385
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(35)	-	-	-	-	-	-	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	228	138	290	202	43	73	19	27	330	-	1,350
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	228	138	290	202	43	73	19	25	321	-	1,339

Gold sold - oz (000)(3)	152	144	191	219	30	64	8	34	339	-	1,181

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	617	954	1,355	898	1,476	1,161	2,242	719	948	-	990
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,494	954	1,524	917	1,476	1,161	2,242	719	948	-	1,134

64

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	114	217	202	-	-	-	25	224	(2)	780
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(30)	-	-	-	-	-	-	(30)
Associates and equity accounted joint ventures’ share of total cash costs(2)	93	-	-	-	37	67	15	-	-	1	213
Total cash costs adjusted for non-controlling interests and non-gold producing companies	93	114	217	172	37	67	15	25	224	(1)	963
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	3	3	3	-	-	-	-	5	-	14
Amortisation of tangible assets	-	18	13	23	-	-	-	-	55	1	110
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	3	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(4)	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of total cash costs(2)	50	-	-	-	7	20	3	-	-	-	80
Total cash costs adjusted for non-controlling interests and non-gold producing companies	143	135	233	194	44	87	18	25	285	3	1,167

Gold produced - oz (000) (3)	157	137	195	222	30	64	8	33	332	-	1,178

Total cash costs per unit - $/oz(4)	595	832	1,108	773	1,254	1,057	1,804	752	672	-	817
Total production costs per unit - $/oz(4)	912	990	1,189	875	1,498	1,371	2,190	756	855	-	990

65

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	264	217	16	497	155	156	264	115	1	691
Amortisation of tangible and intangible assets	(33)	(71)	(4)	(108)	(2)	(23)	(77)	(34)	-	(136)
Adjusted for decommissioning amortisation	-	2	1	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1
Sustaining exploration and study costs	-	2	5	7	1	1	6	1	10	19
Total sustaining capital expenditure	26	37	-	63	16	35	81	26	-	158
All-in sustaining costs	257	187	18	462	170	169	274	108	13	734
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(13)	-	-	(9)	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	257	187	18	462	170	156	274	108	4	712

All-in sustaining costs	257	187	18	462	170	169	274	108	13	734
Non-sustaining Project capex	-	-	-	-	103	-	-	-	(1)	102
Non-sustaining exploration and study costs	-	-	6	6	-	-	1	-	50	51
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	10	1	1	12
All-in costs	257	187	24	468	273	169	285	109	63	899
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(13)	-	-	-	(13)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	257	187	24	468	273	156	285	109	63	886

Gold sold - oz (000)(3)	211	259	-	470	155	175	285	98	-	713

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,220	726	-	983	1,106	892	964	1,110	-	997
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,220	726	-	995	1,768	893	1,002	1,121	-	1,241

66

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	224	149	11	384	167	130	191	78	-	566
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(40)	(10)	-	-	-	(50)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	224	149	11	384	127	120	191	78	-	516
Retrenchment costs	-	-	1	1	-	1	2	-	-	3
Rehabilitation and other non-cash costs	2	5	(1)	6	13	7	(5)	-	(1)	14
Amortisation of tangible assets	33	71	3	107	-	23	73	33	-	129
Amortisation of intangible assets	-	-	1	1	1	-	4	1	-	6
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	14	(2)	-	-	(1)	11
Total cash costs adjusted for non-controlling interests and non-gold producing companies	259	225	14	498	155	148	265	112	(2)	679

Gold produced - oz (000) (3)	201	261	-	462	157	182	282	94	-	716

Total cash costs per unit - $/oz(4)	1,112	568	-	830	807 (6)	661	678	826	-	721
Total production costs per unit - $/oz(4)	1,288	857	-	1,079	988	815	940	1,181	-	950

67

For the nine months ended 30 September 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	79	166	184	429	264	212	476	164	2	1,071	5
Amortisation of tangible and intangible assets	(6)	(33)	(48)	(87)	(63)	(38)	(101)	(3)	-	(191)	(5)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	(1)	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	3	3	138
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	9	39	63	111	69	43	112	9	-	232	5
All-in sustaining costs	82	173	199	454	270	217	487	170	5	1,116	143
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82	173	199	454	270	217	487	170	5	1,116	143
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	82	173	199	454	270	217	487	170	4	1,115	143

All-in sustaining costs	82	173	199	454	270	217	487	170	5	1,116	143
Non-sustaining Project capex	-	-	37	37	59	1	60	11	-	108	(1)
Technology improvements	-	-	-	-	-	-	-	-	8	8	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	10
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	17
All-in costs	82	173	236	491	329	218	547	181	13	1,232	169
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82	173	236	491	329	218	547	181	13	1,232	169
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	82	173	236	491	329	218	547	181	12	1,231	169

Gold sold - oz (000)(3)	63	139	144	346	261	173	435	181	-	961	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,308	1,243	1,379	1,312	1,034	1,255	1,123	940	-	1,161	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,308	1,245	1,636	1,420	1,259	1,259	1,259	1,002	-	1,281	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

68

For the nine months ended 30 September 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	70	128	129	327	194	167	361	160	(1)	847	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	70	128	129	327	194	167	361	160	(1)	847	-
Retrenchment costs	2	4	5	11	5	6	11	-	(1)	21	-
Rehabilitation and other non-cash costs	1	2	4	7	3	3	6	2	-	15	(1)
Amortisation of tangible assets	6	31	46	83	60	36	96	2	(1)	180	5
Amortisation of intangible assets	1	2	2	5	3	2	5	-	-	10	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	80	167	186	433	265	214	479	164	(3)	1,073	5

Gold produced - oz (000) (3)	63	139	144	346	261	173	435	183	-	964	-

Total cash costs per unit - $/oz(4)	1,122	920	890	944	742	960	829	873	-	879	-
Total production costs per unit - $/oz(4)	1,269	1,202	1,280	1,247	1,011	1,226	1,098	900	-	1,114	-

69

For the nine months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	153	331	248	-	-	-	41	249	18	1,040
Amortisation of tangible and intangible assets	-	(22)	(48)	(20)	-	-	-	(6)	(87)	(5)	(188)
Adjusted for decommissioning amortisation	-	1	1	2	-	-	-	-	1	-	5
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	-	-	24	66	-	177
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	5	5
Associates and equity accounted joint ventures’ share of costs(2)	2	-	-	-	35	77	28	-	-	(1)	141
Sustaining exploration and study costs	-	1	5	13	-	1	-	1	10	1	32
Total sustaining capital expenditure	-	16	117	17	7	11	-	4	96	3	271
All-in sustaining costs	2	232	410	260	42	89	28	64	335	21	1,483
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(39)	-	-	-	-	-	(2)	(41)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	2	232	410	221	42	89	28	64	335	19	1,442
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	2	149	406	221	42	89	28	40	269	19	1,265

All-in sustaining costs	2	232	410	260	42	89	28	64	335	21	1,483
Non-sustaining Project capex	275	4	24	3	-	10	2	-	9	30	357
Non-sustaining exploration and study costs	1	-	-	7	-	-	-	-	-	27	35
All-in costs	278	236	434	270	42	99	30	64	344	78	1,875
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(41)	-	-	-	-	-	(9)	(50)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	236	434	229	42	99	30	64	344	69	1,825
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	278	153	430	229	42	99	30	40	278	69	1,648

Gold sold - oz (000)(3)	-	153	180	209	45	62	20	46	313	-	1,025

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	-	973	2,264	1,075	946	1,460	1,434	875	856	-	1,233
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	-	1,001	2,402	1,115	946	1,618	1,530	875	884	-	1,607

70

For the nine months ended 30 September 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	125	250	215	-	-	-	35	153	(2)	776
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(32)	-	-	-	-	-	-	(32)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	34	79	27	-	-	-	140
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	125	250	183	34	79	27	35	153	(2)	884
Retrenchment costs	-	-	29	-	-	-	-	-	-	-	29
Rehabilitation and other non-cash costs	-	-	(1)	1	-	-	-	-	1	6	7
Amortisation of tangible assets	-	22	48	20	-	-	-	6	87	3	186
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(3)	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	2	1	2	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	147	326	201	36	80	29	41	241	9	1,110

Gold produced - oz (000) (3)	-	153	176	193	45	62	20	46	306	-	1,000

Total cash costs per unit - $/oz(4)	-	815	1,425	947	751	1,268	1,378	755	502	-	883
Total production costs per unit - $/oz(4)	-	963	1,854	1,037	800	1,281	1,487	880	740	-	1,109

71

For the nine months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	270	-	18	288	161	154	282	102	1	700
Amortisation of tangible and intangible assets	(40)	-	(2)	(42)	(21)	(28)	(81)	(30)	(1)	(161)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	(1)	-	1	-
Corporate administration and marketing related to current operations	-	-	1	1	11	-	5	-	-	16
Sustaining exploration and study costs	12	2	7	21	4	6	10	6	-	26
Total sustaining capital expenditure	33	25	4	62	8	50	81	26	11	176
All-in sustaining costs	275	27	28	330	163	182	296	104	12	757
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(14)	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	275	27	28	330	163	168	296	104	12	743

All-in sustaining costs	275	27	28	330	163	182	296	104	12	757
Non-sustaining Project capex	-	188	-	188	100	8	4	3	3	118
Non-sustaining exploration and study costs	-	-	7	7	-	-	5	-	90	95
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	6	(4)	1	3
All-in costs	275	215	35	525	263	190	311	103	106	973
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(14)	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	275	215	35	525	263	176	311	103	106	959

Gold sold - oz (000)(3)	171	-	-	171	183	182	273	107	-	745

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,605	-	-	1,922	888	930	1,083	975	-	999
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,605	-	-	3,063	1,433	971	1,140	966	-	1,287

72

For the nine months ended 30 September 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	236	-	14	250	178	118	191	75	-	562
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(48)	(9)	-	-	1	(56)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	236	-	14	250	130	109	191	75	1	506
Retrenchment costs	-	-	1	1	-	1	1	-	-	2
Rehabilitation and other non-cash costs	(3)	-	-	(3)	4	2	5	(1)	1	11
Amortisation of tangible assets	40	-	2	42	21	28	80	30	-	159
Amortisation of intangible assets	-	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	4	(2)	-	-	(1)	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	273	-	17	290	159	138	278	104	1	680

Gold produced - oz (000) (3)	173	-	-	173	184	180	271	104	-	739

Total cash costs per unit - $/oz(4)	1,360	-	-	1,444	708 (6)	605	704	722	-	684
Total production costs per unit - $/oz(4)	1,575	-	-	1,673	868	761	1,025	1,011	-	921

73

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

The company’s securities were delisted from the London Stock Exhange from 22 September 2014. The UK register will remain open for a year from the date of delisting.

JSE Sponsor:    Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Jeppe Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone:  +61 8 9425 4602

Fax:  +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone:  +233 303 772190

Fax:  +233 303 778155

United Kingdom Secretaries

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone:  +44 20 7796 8644

Fax: +44 20 7796 8645

E-mail:  jane.kirton@corpserv.co.uk

Directors

Executive

KC Ramon^ (Chief Financial Officer)

S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive

SM Pityana^ (Chairman)

R Gasant^

DL Hogdson^

NP January-Bardill^

MJ Kirkwood*

Prof LW Nkuhlu^

R J Ruston~

* British	^ South African
~ Australian	§ Indian

Officers

Group General Counsel and

Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts

South Africa

Stewart Bailey

Telephone:  +27 11 637 6031

Mobile:  +27 81 032 2563

E-mail:  sbailey@AngloGoldAshanti.com

Fundisa Mgidi

Telephone:  +27 11 637 6763

Mobile:  +27 82 821 5322

E-mail:  fmgidi@AngloGoldAshanti.com

United States

Sabrina Brockman

Telephone:  +1 212 858 7702

Mobile:  +1 646 379 2555

E-mail:  sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries

investors@AngloGoldAshanti.com

AngloGold Ashanti website

http://www.AngloGoldAshanti.com

Company secretarial E-mail

Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street

Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: (SA only) 0861 100 950

Fax: +27 11 688 5218

Website : queries@computershare.co.za

United Kingdom

Shares

Jersey

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:   +44 870 889 3177

Fax:   +44 (0) 870 873 5851

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone:  +61 8 9323 2000

Telephone: (Australia only) 1300 55 2949

Fax:  +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone:  +233 302 229664

Fax:  +233 302 229975

ADR Depositary

BNY Mellon

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA)

or +1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD

ASHANTI.

Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2014	By: /s/ ME SANZ

Name: ME Sanz
Title: Group General Counsel
and Company Secretary